SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
BOSTON SCIENTIFIC CORPORATION
(Name of Subject Company (Issuer) Name of Filing Person (Offeror))
Common Stock, par value $.01 per share
(Title of Class of Securities)
101137 07
(CUSIP Number of Class of Securities)
Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$[ ]	$[ ]

*	Calculated solely for the purpose of determining the amount of filing fee.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party:

Form or Registration No.: Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Natick, Massachusetts
March   , 2007

Dear Boston Scientific Stockholder:

You are cordially invited to attend Boston Scientific Corporation’s Annual Meeting of Stockholders to be held on Tuesday, May 8, 2007, at 10:00 A.M. Eastern Time, at the Bank of America Northeast Training and Conference Center, 100 Federal Street, Boston, Massachusetts.

This year you are being asked to:

•	re-elect four existing directors;

•	approve amendments to our Certificate of Incorporation and Bylaws to declassify our Board of Directors;

•	approve amendments to our Certificate of Incorporation and Bylaws to increase the maximum size of our Board of Directors from 15 to 20 directors;

•	approve a stock option exchange program for Boston Scientific employees (excluding our executive officers and directors);

•	vote upon a stockholder proposal to require executive stock retention guidelines;

•	ratify the appointment of Ernst & Young LLP as our independent auditors for the 2007 fiscal year; and

•	act upon such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

These matters are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Our Board of Directors urges you to read the accompanying Proxy Statement and recommends that you vote “FOR” all of the director nominees, the amendments to our Certificate of Incorporation and Bylaws declassifying the Board of Directors, the amendments to the Certificate of Incorporation and Bylaws increasing the maximum size of the Board from 15 to 20 directors, the stock option exchange program for Boston Scientific employees and the ratification of the appointment of Ernst & Young LLP as our independent auditors and “AGAINST” the stockholder proposal regarding executive stock retention guidelines.

At the meeting, you will be provided with the opportunity to ask questions.

The Board of Directors appreciates and encourages stockholder participation in the Company’s affairs. Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, we request that you sign, date and mail the enclosed proxy card in the envelope provided at your earliest convenience. Record holders may also vote electronically or telephonically by following the instructions printed on the enclosed proxy card.

Thank you for your cooperation.

Very truly yours,

Pete M. Nicholas
Chairman of the Board

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
INFORMATION ABOUT THE ANNUAL MEETING AND VOTING
PROPOSALS TO BE VOTED UPON
THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF ALL FOUR OF THESE NOMINEES FOR DIRECTOR.
CORPORATE GOVERNANCE
MEETINGS AND BOARD COMMITTEES
EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE REPORT
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN BASED AWARDS
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END
OPTION EXERCISES AND STOCK VESTED
PENSION BENEFITS
NONQUALIFIED DEFERRED COMPENSATION
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
EQUITY COMPENSATION PLANS
DIRECTOR COMPENSATION
EXECUTIVE OFFICERS
STOCK OWNERSHIP
AUDIT COMMITTEE REPORT
Proposal 2: Approval of Amendments to our Certificate of Incorporation and Bylaws to provide for the Annual Election of Directors.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.
Proposal 3: Approval of Amendments to our Certificate of Incorporation and Bylaws to provide for an Increase in the Maximum Size of the Board.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3.
Proposal 4: Approval of stock option exchange program for Boston Scientific employees (excluding our executive officers and directors).
STOCK OPTION EXCHANGE RATIOS
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.
Proposal 5: Stockholder proposal requiring stock executive retention guidelines.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” PROPOSAL 5. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.
Proposal 6: Ratification of Appointment of Independent Auditors.
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
STOCKHOLDER PROPOSALS
HOUSEHOLDING
OTHER INFORMATION
Appendix A
Appendix B

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Natick, Massachusetts
March   , 2007

The Annual Meeting of Stockholders of Boston Scientific Corporation will be held at the Bank of America Northeast Training and Conference Center, 100 Federal Street, Boston, Massachusetts on Tuesday, May 8, 2007, at 10:00 A.M. Eastern Time, for the following purposes:

(1)	To re-elect four existing Class III directors to serve until our 2010 Annual Meeting of Stockholders; provided, however, that if the amendments to our Certificate of Incorporation and Bylaws declassifying the Board of Directors as described below are approved, their term will expire at the 2008 Annual Meeting of Stockholders;

(2)	To approve amendments to our Certificate of Incorporation and Bylaws that would declassify the Board of Directors;

(3)	To approve amendments to our Certificate of Incorporation and Bylaws that would increase the maximum size of our Board of Directors from 15 to 20 directors;

(4)	To approve a stock option exchange program for employees (excluding our executive officers and directors) providing for the exchange of stock options previously granted under our stock plans with an exercise price of $25.00 or more per share for a deferred stock unit (DSU) award (of a smaller number of DSUs than the number of exchanged stock options);

(5)	To vote upon a stockholder proposal requiring executive stock retention guidelines;

(6)	To ratify the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2007; and

(7)	To transact such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Only stockholders of record at the close of business on March 9, 2007, are entitled to notice of and to vote at the meeting or any adjournments or postponements of the meeting.

So that your shares will be represented whether or not you attend the Annual Meeting, please sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. Record holders may also vote electronically or telephonically by following the instructions printed on your proxy card.

By Order of the Board of Directors

Paul W. Sandman
Secretary

One Boston Scientific Place
Natick, Massachusetts 01760

March   , 2007

PROXY STATEMENT

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

The Annual Meeting

The Annual Meeting of Stockholders of Boston Scientific Corporation will be held on Tuesday, May 8, 2007, at 10:00 A.M. Eastern Time, at the Bank of America Northeast Training and Conference Center, 100 Federal Street, Boston, Massachusetts. At this meeting, stockholders will be asked to re-elect four existing directors; approve amendments to our Certificate of Incorporation and Bylaws to declassify the Board of Directors; approve amendments to our Certificate of Incorporation and Bylaws to increase the maximum size of our Board of Directors from 15 to 20 directors; approve a stock option exchange program for Boston Scientific employees (excluding our executive officers and directors); vote upon a stockholder proposal requiring executive stock retention guidelines; and ratify the appointment of Ernst & Young LLP as our independent auditors for the 2007 fiscal year. Management will also report on our performance during fiscal 2006 and will respond to questions from stockholders. When used in this Proxy Statement, the terms “we,” “us,” “our” and “the Company” mean Boston Scientific Corporation and its divisions and subsidiaries.

Who is entitled to attend and vote at the Annual Meeting?

Stockholders of record at the close of business on March 9, 2007, are entitled to attend and vote at the Annual Meeting. Each share of our common stock is entitled to one vote. The proxy card provided with this proxy statement indicates the number of shares of Boston Scientific common stock that you own and are entitled to vote.

What do I need to bring to the Annual Meeting?

If your shares are registered in your name, you should bring proper identification to the meeting. If your shares are held in the name of a broker, trust, bank or another nominee, you will need to bring a proxy or letter from that broker, trust, bank or other nominee that confirms that you are the beneficial owner of those shares, along with proper identification.

What constitutes a quorum at the meeting?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding on March 9, 2007, the record date, will constitute a quorum for purposes of the Annual Meeting. As of March 9, 2007, [            ] shares of Boston Scientific common stock were outstanding, with each share entitled to one vote. For purposes of determining whether a quorum exists, proxies received but marked “withhold” or “abstain” and “broker non-votes” (described below) will be counted.

How do I vote by proxy?

Your vote is very important. Whether or not you plan to attend the meeting, we urge you to complete, sign and date the enclosed proxy card and return it in the envelope provided. No postage is required if your proxy card is mailed in the United States. If you properly fill in your proxy card and our transfer agent receives it in time to vote at the meeting, your “proxy” (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board, as follows:

(1)	FOR the re-election of each of the four existing director nominees;

(2)	FOR the amendments to our Certificate of Incorporation and Bylaws to declassify the Board of Directors;

(3)	FOR the amendments to our Certificate of Incorporation and Bylaws to increase the maximum size of the Board from 15 to 20 directors;

(4)	FOR the stock option exchange program for Boston Scientific employees (excluding our executive officers and directors);

(5)	AGAINST the stockholder proposal requiring executive stock retention guidelines; and

(6)	FOR the ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2007.

If any other matter is properly presented at the meeting or if the meeting is to be postponed or adjourned, your proxy will vote your shares in accordance with his or her best judgment. At present, the Board knows of no other business that is intended to be brought before or acted upon at this Annual Meeting.

Can I vote by telephone or electronically?

If you are a registered stockholder (that is, if you hold your stock in your own name), you may vote by telephone or electronically through the Internet by following the instructions printed on your proxy card.

How do I vote if my shares are held by my broker?

If your shares are held by your broker in “street name,” you will need to instruct your broker (in the method required by your broker) how to vote your shares. Your broker may also offer electronic or telephonic voting.

What discretion does my broker have to vote my shares held in “street name”?

At this time, New York Stock Exchange rules allow your broker to vote your shares with respect to the election of directors and the ratification of our independent auditors, even if it does not receive instructions from you, so long as it holds your shares in its name. There are, however, certain matters with respect to which brokers do not have discretionary authority. These include the proposals to declassify the Board of Directors, increase the size of the Board of Directors, approve the stock option exchange program for Boston Scientific employees and adopt executive stock retention guidelines. If you do not instruct your broker how to vote with respect to these items, your broker may not vote “FOR” or “AGAINST” those proposals, but rather those votes will be considered “broker non-votes.” Shares represented by “broker non-votes” will, however, be counted in determining whether there is a quorum.

Can I change my vote or revoke my proxy after I return my proxy card?

Yes. You may change your vote or revoke your proxy at any time before the proxy is exercised at the Annual Meeting. To change your vote, you may:

•	mail a written notice “revoking” your earlier vote to our transfer agent, Mellon Investor Services LLC, Proxy Processing, P.O. Box 3510, South Hackensack, NJ 07606-9210;

•	submit to our transfer agent a properly completed and signed proxy card with a later date;

•	vote again telephonically or electronically (available until 11:00 p.m. Eastern Time on May 7, 2007); or

•	vote in person at the Annual Meeting.

The last dated proxy or vote cast will be counted.

How do I vote in person?

If you plan to attend the Annual Meeting and vote in person, we will give you a ballot or a new proxy card when you arrive. However, if your shares are held in the name of your broker, trust, bank or other nominee, you must bring an account statement or letter from the broker, trust, bank or other nominee indicating that you were the beneficial owner of the shares on March 9, 2007, the record date for voting. Please bring proper identification to the Annual Meeting.

How do I vote my 401(k), GESOP and Guidant ESSOP shares?

If you participate in the Boston Scientific Corporation 401(k) Retirement Savings Plan (401(k) Plan), in our Global Employee Stock Ownership Plan (GESOP), or in the Guidant Employee Savings and Stock Ownership Plan (ESSOP) you will receive a single proxy card that covers all shares credited to your plan account(s) and shares that you own of record that are registered in the same name. If any of your plan accounts are not registered in the same name as your shares of record, you will receive separate proxy cards for your record and plan holdings. Properly completed and signed proxy cards will serve to instruct the trustees and fiduciaries of our 401(k) Plan, GESOP and ESSOP how to vote any Company shares held in these plans on your behalf. The 401(k) Plan, GESOP and ESSOP trustees and fiduciaries may vote at their discretion shares for which timely instructions are not received.

Who is our transfer agent?

Our transfer agent is Mellon Investor Services LLC. Representatives of Mellon Investor Services LLC will tabulate the votes and act as inspectors of election at the Annual Meeting.

What vote is required to approve each proposal?

(1)	For the Election of Directors. With respect to Proposal 1, the four nominees for director receiving the most votes from those shares present or represented at the Annual Meeting will be elected. If you do not vote for a particular nominee, or you withhold authority for one or all nominees, your vote will be counted for purposes of determining whether there is a quorum, but will not count either “for” or “against” the nominee.

(2)	For the Declassification of the Board of Directors and the Increase in the Size of the Board. With respect to Proposals 2 and 3, the affirmative vote of eighty percent (80%) of our outstanding shares is required to approve the amendments to our Certificate of Incorporation and Bylaws which would provide for the declassification of our Board of Directors and an increase in the maximum size of our Board of Directors.

(3)	For All Other Matters. For the approval of the stock option exchange program, the stockholder proposal requiring executive stock retention guidelines and the ratification of the appointment of Ernst & Young LLP as our auditors for the year ending December 31, 2007, the affirmative vote of a majority of shares participating in the voting on such proposal is required for approval. At present, the Board knows of no matters other than these to be presented for stockholder action at the Annual Meeting. A properly executed proxy marked “abstain” with respect to any of these matters will not be voted “for” or “against” the proposal(s), but will be counted for purposes of determining the number of votes cast. Accordingly, an abstention will have the effect of a negative vote.

Is voting confidential?

Yes. We will treat proxy cards, ballots and voting tabulations as confidential. Generally, only the inspectors of election and certain employees associated with processing proxy cards, counting the vote or administering the meeting have access to these documents.

How is the Company soliciting proxies?

We have retained [     ] to assist with the solicitation of proxies. [     ] will receive customary fees as compensation for its services plus reimbursement for its related out-of-pocket expenses. We and [     ] expect to solicit proxies chiefly by mail, but we or [     ] may also solicit proxies in person, by electronic delivery, the internet, telephone or other media. No additional compensation will be paid to our directors, officers or other employees in connection with this solicitation. All solicitation expenses, including costs of preparing, assembling and mailing proxy material, will be borne by us.

PROPOSALS TO BE VOTED UPON

Proposal 1: Re-Election of Existing Directors.

Currently, our Board of Directors consists of 14 directors and is divided into three approximately equal classes. Each class serves for a period of three years. The classes are arranged so that the terms of the directors in each class expire at successive Annual Meetings. Occasionally, a director may be elected for a shorter term in order to keep the number of directors in each class approximately equal. The term of our Class III directors expires at this Annual Meeting. The Board has nominated each of the following incumbent Class III directors to stand for re-election for a term of three years expiring at our 2010 Annual Meeting; provided, however, that, if Proposal 2 is approved, they will be elected for a one-year term, expiring at our 2008 Annual Meeting of Stockholders and until his or her successor has been elected and qualified: Ursula M. Burns, Marye Anne Fox, Ph.D., N.J. Nicholas, Jr. and John E. Pepper.

We know of no reason why any of the nominees would be unable to serve as a director. However, should such a situation arise, the Board may designate a substitute nominee or, alternatively, reduce the number of directors to be elected. If a substitute nominee is selected, the persons named as proxies will vote for that substitute nominee. Any vacancies not filled at the Annual Meeting may be filled by the Board.

Class III Director Nominees (Term Expires 2010, or if Proposal 2 is approved, 2008)

Name

Ursula M. Burns Age 48 Director since 2002	Ursula M. Burns is President of Business Group Operations and Corporate Senior Vice President of Xerox Corporation. Ms. Burns joined Xerox in 1980, subsequently advancing through several engineering and management positions. Ms. Burns served as Vice President and General Manager, Departmental Business Unit from 1997 to 1999, Senior Vice President, Worldwide Manufacturing and Supply Chain Services from 1999 to 2000, Senior Vice President, Corporate Strategic Services from 2000 to October 2001 and President of Document Systems and Solutions Group until her most recent appointment in January 2003. She serves on the boards of directors of American Express Corporation, the National Association of Manufacturers, the FIRST (For Inspiration and Recognition of Science and Technology) Foundation and the Rochester Business Alliance and is a Trustee of the University of Rochester. Ms. Burns earned a B.S. degree from Polytechnic Institute of New York and an M.S. degree in mechanical engineering from Columbia University.

Marye Anne Fox Age 59 Director since 2001	Marye Anne Fox has been Chancellor of the University of California, San Diego and Distinguished Professor of Chemistry since August 2004. Prior to that, she served as Chancellor of North Carolina State University and Distinguished University Professor of Chemistry from 1998 to 2004. From 1976 to 1998, she was a member of the faculty at the University of Texas, where she taught chemistry and held the Waggoner Regents Chair in Chemistry from 1991 to 1998. She served as the University’s Vice President for Research from 1994 to 1998. Dr. Fox is the Co-Chair of the National Academy of Sciences’ Government-University-Industry Research Roundtable and serves on President Bush’s Council of Advisors on Science and Technology. She has served as the Vice Chair of the National Science Board. She also serves on the boards of a number of other scientific, technological and civic organizations, and is a member of the boards of directors of Red Hat Corp., Pharmaceutical Product Development, Inc., Burroughs-Wellcome Fund, W.R. Grace Co. and the Camille and Henry Dreyfus Foundation. She has been honored by a wide range of educational and

Class III Director Nominees (Term Expires 2010 or if Proposal 2 is approved, 2008) (continued)

professional organizations, and she has authored more than 350 publications, including five books. Dr. Fox holds a B.S. in Chemistry from Notre Dame College, an M.S. in Organic Chemistry from Cleveland State University, and a Ph.D. in Organic Chemistry from Dartmouth College.

N.J. Nicholas, Jr Age 67 Director since 1994	N.J. Nicholas, Jr. is a private investor. Previously, he served as President of Time, Inc. from September 1986 to May 1990 and Co-Chief Executive Officer of Time Warner, Inc. from May 1990 until February 1992. Mr. Nicholas is a director of Xerox Corporation and Time Warner Cable, Inc. He has served as a director of Turner Broadcasting and a member of the President’s Advisory Committee for Trade Policy and Negotiations and the President’s Commission on Environmental Quality. Mr. Nicholas is Chairman of the Board of Trustees of Environmental Defense and a member of the Council on Foreign Relations. Mr. Nicholas received an A.B. degree from Princeton University and an M.B.A. degree from Harvard Business School. He is also the brother of Pete Nicholas, Chairman of the Board.

John E. Pepper Age 68 Director since 2003	John E. Pepper has been a Director of Boston Scientific since 2003 and he previously served as a director of Boston Scientific from November 1999 to May 2001. Mr. Pepper is the Chief Executive Officer and director of the National Underground Railroad Freedom Center. Previously he served as Vice President for Finance and Administration of Yale University from January 2004 to December 2005. Prior to that, he served as Chairman of the executive committee of the board of directors of The Procter & Gamble Company until December 2003. Since 1963, he served in various positions at Procter & Gamble, including Chairman of the Board from 2000 to 2002, Chief Executive Officer and Chairman from 1995 to 1999, President from 1986 to 1995 and director since 1984. Mr. Pepper is Chairman of the board of directors of The Walt Disney Company, and is a member of the executive committee of the Cincinnati Youth Collaborative. Mr. Pepper graduated from Yale University in 1960 and holds honorary doctoral degrees from Yale University, The Ohio State University, Xavier University, Mount St. Joseph College and St. Petersburg University (Russia).

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF
ALL FOUR OF THESE NOMINEES FOR DIRECTOR.

The following directors hold the Company’s remaining Board seats:

Class I Directors (Term Expires 2008)

Nancy-Ann DeParle Age 50 Director since 2006	Nancy-Ann DeParle has been a Director of Boston Scientific since our acquisition of Guidant in April 2006. Since August 2006, Ms. DeParle has been a Managing Director of CCMP Capital Advisors, LLC. Previously, she had been a Senior Advisor for JP Morgan Partners and an Adjunct Professor at The Wharton School of the University of Pennsylvania from 2000 to 2006, and prior to that she served as the Administrator of the Health Care Financing Administration (HCFA) (now the Centers for Medicare and Medicaid Services) from 1997 to 2000. Prior to her role at HCFA, Ms. DeParle was the Associate Director for Health and Personnel at the White House Office of Management and Budget and served as commissioner of the Tennessee Department of Human Services. She also has worked as a lawyer in private practice in Nashville, Tennessee and Washington, DC. Ms. DeParle is a director of Cerner Corporation, DaVita Inc. and Triad Hospitals, Inc. Ms. DeParle is a trustee of the Robert Wood Johnson Foundation and serves on the Medicare Payment Advisory Commission. Ms. DeParle received a B.A. degree from the University of Tennessee, a J.D. from Harvard Law School, and B.A. and M.A. degrees in Politics and Economics from Balliol College of Oxford University, where she was a Rhodes Scholar.

Ray J. Groves Age 71 Director since 1999	From 2001 to 2005, Ray J. Groves served in various roles at Marsh Inc., including President, Chairman and Senior Advisor, and is a former member of the board of directors of its parent company, Marsh & McLennan Companies, Inc. He served as Chairman of Legg Mason Merchant Banking, Inc. from 1995 to 2001. Mr. Groves served as Chairman and Chief Executive Officer of Ernst & Young for 17 years until his retirement in 1994. Mr. Groves currently serves as a member of the boards of directors of Electronic Data Systems Corporation, Overstock.com and the Colorado Physicians Insurance Company. Mr. Groves is a member of the Council on Foreign Relations. He is a former member of the Board of Governors of the American Stock Exchange and the National Association of Securities Dealers. Mr. Groves is former Chairman of the board of directors of the American Institute of Certified Public Accountants. He is a member and former Chair of the board of directors of The Ohio State University Foundation and a member of the Dean’s Advisory Council of the Fisher College of Business. He is a former member of the Board of Overseers of The Wharton School of the University of Pennsylvania and served as the Chairman of its Center for the Study of the Service Sector. Mr. Groves is a managing director of the Metropolitan Opera Association and a director of the Collegiate Chorale. Mr. Groves received a B.S. degree from The Ohio State University.

Pete M. Nicholas Age 65 Director since 1979	Pete M. Nicholas, a co-founder of Boston Scientific, has been Chairman of the Board since 1995. He served as our Chief Executive Officer from 1979 to March 1999 and Co-Chairman of the Board from 1979 to 1995. Prior to joining Boston Scientific, he was corporate director of marketing and general manager of the Medical Products Division at Millipore Corporation, a medical device company, and served in various sales, marketing and general management positions at Eli Lilly and Company. He is currently Chairman Emeritus of the Board of Trustees of Duke University. Mr. Nicholas is also a Fellow of the National Academy of Arts and Sciences and a member of the Trust for that organization. He has also served on several for profit and not-for-profit boards. Mr. Nicholas is a member of the Massachusetts Business Roundtable,

Class I Directors (Term Expires 2008) (continued)

Massachusetts Business High Technology Council, CEOs for Fundamental Change in Education and the Boys and Girls Club of Boston. After college, Mr. Nicholas served as an officer in the U.S. Navy, resigning his commission as lieutenant in 1966. Mr. Nicholas received a B.A. degree from Duke University, and an M.B.A. degree from The Wharton School of the University of Pennsylvania. He is also the brother of N.J. Nicholas, Jr., one of our directors.

Warren B. Rudman Age 76 Director since 1999	Senator Warren B. Rudman has been Of Counsel to the international law firm Paul, Weiss, Rifkind, Wharton, and Garrison LLP since January 2003. Previously, he was a partner of that firm since 1992. Prior to joining the firm, he served two terms as a U.S. Senator from New Hampshire from 1980 to 1992. He serves on the boards of directors of Collins & Aikman Corporation and several funds managed by the Dreyfus Corporation. He is the founding co-chairman of the Concord Coalition. Senator Rudman received a B.S. from Syracuse University and an LL.B. from Boston College Law School and served in the U.S. Army during the Korean War.

James R. Tobin Age 62 Director since 1999	James R. Tobin is our President and Chief Executive Officer. Prior to joining Boston Scientific in March 1999, Mr. Tobin served as President and Chief Executive Officer of Biogen, Inc. from 1997 to 1998 and Chief Operating Officer of Biogen from 1994 to 1997. From 1972 to 1994, Mr. Tobin served in a variety of executive positions with Baxter International, including President and Chief Operating Officer from 1992 to 1994. Previously, he served at Baxter as Managing Director in Japan, Managing Director in Spain, President of Baxter’s I.V. Systems Group and Executive Vice President. Mr. Tobin currently serves on the boards of directors of Curis, Inc. and Applera Corporation. Mr. Tobin holds an A.B. from Harvard College and an M.B.A. from Harvard Business School. Mr. Tobin also served in the U.S. Navy from 1968 to 1972 where he achieved the rank of lieutenant.

Class II Directors (Term Expires 2009)
John E. Abele Age 70 Director since 1979	John E. Abele, our co-founder, was our Treasurer from 1979 to 1992, our Co-Chairman from 1979 to 1995 and our Vice Chairman and Founder, Office of the Chairman from February 1995 to March 1996. Mr. Abele is also the owner of The Kingbridge Centre and Institute, a 120-room conference center in Ontario that provides special services and research to businesses, academia and government. He was President of Medi-tech, Inc. from 1970 to 1983, and prior to that served in sales, technical and general management positions for Advanced Instruments, Inc. Mr. Abele serves on the board of directors of Color Kinetics, is the Chairman of the Board of the FIRST (For Inspiration and Recognition of Science and Technology) Foundation and is also a member of numerous not-for-profit boards. Mr. Abele received a B.A. degree from Amherst College.

Joel L. Fleishman Age 72 Director since 1992	Joel L. Fleishman is a Professor of Law and Public Policy at Duke University where he has served in various administrative positions, including First Senior Vice President, since 1971. Mr. Fleishman is a founding member of the governing board of the Duke Center for Health Policy Research and Education and was the founding director from 1971 to 1983 of Duke University’s Terry Sanford Institute of Public Policy. He is the director of the Samuel and Ronnie Heyman Center for Ethics, Public Policy and the Professions and the director of the Duke University Philanthropic Research Program. From 1993 to 2001, Mr. Fleishman took a part-time leave from Duke University to serve as President of the Atlantic Philanthropic Service Company, the U.S. program staff of Atlantic Philanthropies. Mr. Fleishman also serves as a member of the Board of Trustees of The John and Mary Markle Foundation, Chairman of the Board of Trustees of the Urban Institute, Chairman of The Visiting Committee of the Kennedy School of Government, Harvard University, and as a director of Polo Ralph Lauren Corporation and the James River Insurance Group. Mr. Fleishman received A.B., M.A. and J.D. degrees from the University of North Carolina at Chapel Hill, and an LL.M. degree from Yale University.

Ernest Mario Age 68 Director since 2001	Ernest Mario is currently the Chairman of Reliant Pharmaceuticals. From 2003 to 2006, he was also the chief executive officer of Reliant Pharmaceuticals. Prior to joining Reliant Pharmaceuticals in April 2003, he was the Chairman of IntraBiotics Pharmaceuticals, Inc. from April 2002 to April 2003. Dr. Mario also served as Chairman and Chief Executive Officer of Apothogen, Inc., a pharmaceutical company, from January 2002 to April 2002 when Apothogen was acquired by IntraBiotics. Dr. Mario served as the Chief Executive of Glaxo Holdings plc from 1989 until March 1993 and as Deputy Chairman and Chief Executive from January 1992 until March 1993. From 1993 to 1997, Dr. Mario served as Co-Chairman and Chief Executive Officer of ALZA Corporation, a research-based pharmaceutical company with leading drug-delivery technologies, and Chairman and Chief Executive Officer from 1997 to 2001. Dr. Mario presently serves on the boards of directors of Maxygen, Inc., Alexza Pharmaceuticals, Inc. and Pharmaceutical Product Development, Inc. He is also a Trustee of Duke University and Chairman of the Board of the Duke University Health System. He is a past Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Maryland, the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. Dr. Mario holds a B.S. in Pharmacy from Rutgers, and an M.S. and a Ph.D. in Physical Sciences from the University of Rhode Island.

Class II Directors (Term Expires 2009) (continued)
Uwe E. Reinhardt Age 69 Director since 2002	Uwe E. Reinhardt is the James Madison Professor of Political Economy and Professor of Economics and Public Affairs at Princeton University, where he has taught since 1968. Dr. Reinhardt is a senior associate of the University of Cambridge, England and serves as a Trustee of Duke University and the Duke University Health System, H&Q Healthcare Investors, H&Q Life Sciences Investors and Hambrecht & Quist Capital Management LLC. He is also the Commissioner of the Kaiser Family Foundation Commission on Medicaid and the Uninsured and a member of the boards of directors of Amerigroup Corporation and Triad Hospitals, Inc. Dr. Reinhardt is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Reinhardt received a Bachelor of Commerce degree from the University of Saskatchewan, Canada and a Ph.D. in economics from Yale University.

Kristina M. Johnson Age 49 Director since 2006	Kristina M. Johnson has been a Director of Boston Scientific since our acquisition of Guidant in April 2006. Dr. Johnson is the Dean of the Pratt School of Engineering at Duke University, a position she has held since July 1999. Previously, she served as a professor in the Electrical and Computer Engineering Department, University of Colorado, from 1994 to 1999 and as associate and assistant professor from 1985. She served as deputy director and later as director of the National Science Foundation Engineering Research Center for Optoelectronics Computing Systems at the University of Colorado, Boulder, from 1992 to 1997. Dr. Johnson is a co-founder of the Colorado Advanced Technology Institute Center of Excellence in Optoelectronics and serves as a director of Minerals Technologies, Inc., AES Corporation and Nortel Corporation. Dr. Johnson also serves on the board of directors of the Society of Photo-Instrumentation Engineers and Duke Children’s Classic to benefit Duke Children’s Hospital. Dr. Johnson was a Fulbright Faculty Scholar in the Department of Electrical Engineering at the University of Edinburgh, Scotland, from 1991 to 1992 and a NATO Post-Doctoral Fellow at Trinity College, Dublin, Ireland, from 1983 to 1985. Dr. Johnson received B.S., M.S. and Ph.D. degrees in electrical engineering from Stanford University.

CORPORATE GOVERNANCE

Our Board of Directors has established a Corporate Governance Manual to guide the operation and direction of the Board and its committees. The Corporate Governance Manual consists of our Corporate Governance Guidelines, charters for the standing committees of the Board and our Code of Conduct. Current copies of our Corporate Governance Guidelines, committee charters and Code of Conduct are available on our website at www.bostonscientific.com and may also be obtained free of charge by written request to: Investor Relations, One Boston Scientific Place, Natick, MA 01760-1537.

Director Independence

Our Corporate Governance Guidelines require that a significant majority of the Board be independent. Our common stock is listed on the New York Stock Exchange (NYSE). To be considered independent under the NYSE rules, the Board must determine that a director does not have a direct or indirect material relationship with the Company. In addition, a director is not independent if:

•	The director is, or has been within the last three years, an employee of the Company or if the director has an immediate family member who is, or has been within the last three years, an executive officer of the Company.

•	The director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•	(A) The director or the director’s immediate family member is a current partner of the Company’s internal or external auditor; (B) the director is a current employee of such auditing firm; (C) the director has an immediate family member who is a current employee of such auditing firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or the director’s immediate family member was within the last three years (but is no longer) a partner or employee of such auditing firm and personally worked on the Company’s audit within that time.

•	The director or the director’s immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers serves or served at the same time on that other company’s compensation committee.

•	The director is a current employee, or the director’s immediate family member is a current executive officer, of a company that has made payments to or received payments from the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

The Board also has established the following categorical standards, which can be found in our Corporate Governance Guidelines, to assist it in determining director independence in accordance with the NYSE rules:

•	Commercial Relationships. The following commercial relationships are not considered material relationships that would impair a director’s independence: (i) if a director of the Company is an executive officer or an employee of, or an immediate family member of a director is an executive officer of, another company that does business with the Company and the annual sales to, or purchases from, the Company are less than 1% of the annual revenues of such other company, and (ii) if a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company’s indebtedness to the other is less than 2% of the total consolidated assets of the company for which he or she serves as an executive officer.

•	Charitable Relationships. The following charitable relationship will not be considered a material relationship that would impair a director’s independence: if a director, or an immediate family member of the director, serves as an executive officer, director or trustee of a charitable organization, and the Company’s discretionary charitable contributions to that charitable organization in any single fiscal year are less than 1% (or $500,000, whichever is less) of that charitable organization’s annual consolidated gross revenues.

•	Personal Relationships. The following personal relationship will not be considered to be a material relationship that would impair a director’s independence: if a director, or immediate family member of the director, receives from, or provides to, the Company products or services in the ordinary course and on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

For relationships not qualifying within the foregoing guidelines, the determination of whether the relationship is material, and therefore whether the director is independent, shall be made by the directors who satisfy the foregoing independence guidelines. For purposes of these guidelines, “immediate family member” has the meaning defined in the NYSE rules. The Board monitors its compliance with the NYSE requirements for director independence on an ongoing basis.

In accordance with current NYSE rules and our own categorical standards of independence, the Board of Directors has determined that the following non-employee directors are deemed “independent” and have no direct or indirect material relationship with the Company, except as a director and stockholder: Ursula M. Burns, Nancy-Ann DeParle, Joel L. Fleishman, Marye Anne Fox, Ray J. Groves, Kristina M. Johnson, Ernest Mario, John E. Pepper, Uwe E. Reinhardt and Warren B. Rudman. Currently, ten out of the fourteen members of our Board are independent. The Board has determined that James R. Tobin, our President and CEO, is not independent because he is an employee of Boston Scientific; Pete Nicholas and John Abele are not independent because they were employees of Boston Scientific within the last three years, retiring in 2005; and N.J. Nicholas, Jr. is not independent because he is the brother of Pete Nicholas, who received more that $100,000 in direct compensation from Boston Scientific within the last three years. The Board reviewed Boston Scientific’s relationship with Xerox Corporation, of which Ursula Burns is an executive officer, and determined that that relationship falls below our categorical standards for commercial relationships, was established in the ordinary course of business on an arms-length basis and is not material to Boston Scientific, Xerox, or Ms. Burns.

Nominations for Directors

Our Nominating and Governance Committee is responsible for identifying and recommending nominees for election to the Board. The Nominating and Governance Committee believes that all director nominees must, at a minimum, meet the general criteria outlined in our Corporate Governance Guidelines (which are available on our website at www.bostonscientific.com).

Generally, directors should be individuals who have succeeded in their particular field and who demonstrate integrity, reliability, knowledge of corporate affairs and an ability to work well with others. Directors should also satisfy at least one of the following criteria:

•	Demonstrated management ability at senior levels in successful organizations;

•	Current or recent employment in positions of significant responsibility and decision making;

•	Expertise in leading rapidly growing multi-national organizations; or

•	Current and prior experience related to anticipated board and committee responsibilities in other areas of importance to the Company.

The qualifications of candidates recommended by stockholders will be reviewed and considered by the Nominating and Governance Committee with the same degree of care and consideration as candidates for nomination to the Board submitted by Board members and our Chief Executive Officer. Under our Bylaws and SEC regulations, any stockholder proposal or director nominations for the 2008 Annual Meeting of Stockholders must be received on or before December 12, 2007 in order to be considered for inclusion in our 2008 Proxy Statement. Please address your proposal, recommendation or nomination to our Secretary at Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537.

Communications with the Board

Stockholders and other interested parties who wish to communicate directly with any member of our Board of Directors, or our non-management directors as a group, may do so by writing to the Board of Directors, Boston

Scientific Corporation, c/o General Counsel, One Boston Scientific Place, Natick, MA 01760-1537 or by contacting the non-management directors via email at non-managementdirectors@bsci.com. In addition, stockholders and other interested parties may contact the chairperson of each committee at the following email addresses: AuditCommittee@bsci.com, StrategicInvestmentCommittee@bsci.com, NominatingandGovernanceCommittee@bsci.com, QualityCommittee@bsci.com and CompensationCommittee@bsci.com. The Board has authorized the office of our General Counsel to review and organize, but not screen, communications from stockholders and/or interested parties and deliver them to the Board.

Board Service Limitation

Without the approval of the Nominating and Governance Committee, no director may sit on more than four public company boards (including our board) and the CEO may not sit on more than one public company board (in addition to our board).

Arrangements for the Election of Directors

We do not have any current arrangements relating to the election of directors to our Board.

Separation of Chairman and Chief Executive Officer

We separate the roles of Chairman of the Board and Chief Executive Officer. Our Chairman is Pete M. Nicholas and our Chief Executive Officer is James R. Tobin.

Related Party Transactions

Our Board of Directors has adopted a new written related party transaction policy to monitor transactions, arrangements or relationships in which Boston Scientific and any of the following have an interest: an executive officer or director, an immediate family member of an executive officer or director, a person or entity holding more than a 5% beneficial interest in our common stock, or any entity in which any of the foregoing persons is employed, is a principal, or has a 10% or greater beneficial ownership interest. The policy covers any related party transaction that meets the minimum threshold for disclosure under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

Our Executive Vice President and General Counsel is responsible for identifying any potential related party transactions and, if he determines that the existing or proposed transaction constitutes a related party transaction under the policy, he will provide relevant details and analysis of the related party transaction to the Audit Committee. The General Counsel will provide an annual summary to the Audit Committee of all transactions or relationships which he considered under this policy, including those that he determined do not constitute a related party transaction. If the General Counsel has an interest in a potential related party transaction, he will provide all relevant information to our Chief Executive Officer or his designee, who will review with counsel to determine whether the proposed transaction is a related party transaction. The Chief Executive Officer or his designee will present the information to the Audit Committee that would otherwise be provided by the General Counsel. The Audit Committee reviews relevant information concerning any existing or proposed transaction contemplated by the Company with an entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions or additional protections for the Company. Our related party transactions policy can be found in our Corporate Governance Guidelines posted on our website.

During 2006, we made payments of approximately $4.5 million to Arnold & Porter LLP, a law firm of which the brother of Paul W. Sandman, our General Counsel, is an equity partner. Mr. Sandman’s brother did not perform any services for us. At the time these transactions occurred, they were not subject to our current related party transaction policy. We will continue to monitor and, if appropriate in 2007, approve this relationship under our newly implemented written related party transactions policy.

Until August 2006, Nancy-Ann DeParle, one of our directors, was a Senior Advisor to JP Morgan Partners, LLC, the private equity division of JP Morgan Chase & Co. JP Morgan Securities Inc., an indirect wholly owned subsidiary of JP Morgan Chase & Co., acted as a financial advisor to Guidant in connection with our acquisition of

Guidant and as a financial advisor to Boston Scientific in connection with several of our credit facilities and public debt offerings. During 2006, Guidant made payments of approximately $50.3 million to JP Morgan in connection with the Guidant acquisition and Boston Scientific made payments of approximately $1.5 million to JP Morgan in connection with our credit facilities and public debt offerings. At the time these transactions occurred, they were not subject to our current related party transaction policy. In August 2006, Ms. DeParle became a Managing Director of CCMP Capital Advisors, LLC, a private equity firm formed by the buyout professionals of JP Morgan Partners, LLC, which is independent from its former parent company.

Several of our directors are affiliated with Duke University. Joel L. Fleishman has been employed by Duke University since 1971 and is currently a Professor of Law and Public Policy there. Ernest Mario is a Trustee of Duke University and Chairman of the Board of the Duke University Health System. Pete M. Nicholas received his B.A. degree from Duke University and is Chairman Emeritus of the Board of Trustees of Duke University. Uwe E. Reinhardt is a Trustee of Duke University and the Duke University Health System. Kristina M. Johnson is the Dean of the Pratt School of Engineering at Duke University. We also conduct business in the ordinary course with the medical center and other healthcare facilities at Duke University. We will monitor these relationships and, if appropriate in 2007, approve transactions with Duke-affiliated entities under our newly implemented written related party transactions policy.

From time to time, our directors or executive officers may invest in venture funds in which we are also an investor. These venture funds are generally managed by unaffiliated third parties. Our decisions, and the decisions of our directors and officers, to invest in these ventures are made independently of each other.

MEETINGS AND BOARD COMMITTEES

Board Meetings

The Board met 9 times in fiscal year 2006. Each director attended more than 75% of the meetings of the Board and of the Committees on which he or she served.

Executive Sessions

The non-management directors or independent directors meet in executive sessions without management directors at most of our regularly scheduled Board meetings and at such other times as they deem appropriate but, in any event, at least once annually. The chairperson of the Nominating and Governance Committee presides at executive sessions of non-management directors, and in his or her absence, the chairperson of the Audit Committee will preside, and in his or her absence, the chairperson of the Executive Compensation and Human Resources Committee will preside.

Director Attendance at Board, Board Committee and Annual Meetings

Directors are expected to prepare for and use reasonable efforts to participate in all Board meetings and meetings of the committees on which they serve. The Board and each committee will meet as frequently as necessary to properly discharge their responsibilities, provided that the full Board will meet at least four times per year. Generally, the Board meets in February, May, July, October and December. In addition, directors are expected to use reasonable efforts to attend Annual Meetings of Stockholders. Fourteen out of 14 of our directors attended last year’s Annual Meeting. We also held a special meeting of stockholders on March 31, 2006, in connection with seeking approval for the Guidant transaction, which three out of 12 of our directors attended.

Committees of the Board

Our Board of Directors has standing Audit, Executive Compensation and Human Resources, Nominating and Governance, Finance and Strategic Investment, and Compliance and Quality Committees. The charters of the standing Committees of the Board are available on our website at www.bostonscientific.com. Our Board also establishes special committees from time to time.

Committee Independence

All of the members of the Audit Committee, Executive Compensation and Human Resources Committee, Nominating and Governance Committee and the Compliance and Quality Committee are independent directors under the criteria for independence required by law, the NYSE rules and under our categorical standards of independence. A significant majority of the members of the Finance and Strategic Investment Committee are independent directors.

Membership on each committee is set forth in the following table as of March 1, 2007:

BOARD COMMITTEE MEMBERSHIP
As of March 1, 2007

		Executive		Finance
		Compensation	Nominating	and	Compliance
		and Human	and	Strategic	and
	Audit	Resources	Governance	Investment	Quality
Name	Committee	Committee	Committee	Committee	Committee

Ursula M. Burns		*		*	+
Nancy-Ann DeParle		*			*
Joel L. Fleishman	+		*		*
Marye Anne Fox	*			*
Ray J. Groves		*	+
Kristina M. Johnson		*		*
Ernest Mario	*			+	*
N.J. Nicholas, Jr.				*
John E. Pepper	*			*
Uwe E. Reinhardt	*		*		*
Warren B. Rudman		+	*
James R. Tobin				*

*	Committee Member

+	Committee Chair

Audit Committee

Our Audit Committee met 9 times during fiscal year 2006. The Board has determined that our Audit Committee is comprised exclusively of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. The Board has also determined that Ernest Mario, John E. Pepper and Uwe E. Reinhardt is each an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC for purposes of Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Reinhardt is an “audit committee financial expert” by virtue of having taught financial accounting for over 30 years at Princeton University.

The primary purpose of the Audit Committee is to provide oversight to our accounting and financial reporting processes and audits of our financial statements. The Audit Committee primarily provides assistance to our Board of Directors in the areas of corporate accounting, internal control, independent audit and reporting practices, and maintains, by way of regularly scheduled meetings, a direct line of communication among our directors, management, our internal auditors and our independent auditors. The Audit Committee appoints our independent auditors, evaluates their qualifications, independence and performance, and reviews their reports and other services. In addition, the Audit Committee pre-approves audit, audit-related and non-audit services performed for us by our independent auditors and has the right to terminate our independent auditors. It is also responsible for monitoring our adherence to established legal and regulatory requirements, corporate policies, including our related party transactions policy, and ethics and integrity programs and practices. The Audit Committee is governed by a written charter approved by our Board of Directors which is subject to review on an annual basis. In accordance with the rules and regulations of the SEC and the NYSE, the Audit Committee Report can be found on page [  ] of this Proxy Statement.

Executive Compensation and Human Resources Committee

Our Executive Compensation and Human Resources Committee (the Compensation Committee) met 7 times during fiscal year 2006. The Compensation Committee is comprised of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. As outlined in its written charter, the Compensation Committee has the authority, among other things, to:

•	Determine and approve (and make recommendations to the Board regarding) our CEO’s compensation, based on the performance evaluation by and recommendations of the Chairman of the Board and the Nominating and Governance Committee;

•	Review, oversee and determine the total compensation package for our other executive officers;

•	Review and make recommendations to the Board regarding employment, consulting, retirement, severance and change in control agreements, indemnification agreements and other arrangements proposed for our executive officers, including conducting a periodic review to evaluate these arrangements for continuing appropriateness;

•	Review and make recommendations to the Board regarding the compensation of our directors; and

•	Adopt and periodically review a comprehensive statement of executive compensation philosophy, strategy and principles.

The Compensation Committee may delegate its authority and duties to subcommittees or individual members of the Committee, as it deems appropriate in accordance with applicable laws and regulations. The Compensation Committee has delegated authority to our CEO to make equity grants to new hires who are not executive officers. These grants are reviewed and ratified by the Compensation Committee at its next regularly scheduled meeting. Our CEO makes recommendations to the Compensation Committee regarding the amount and form of compensation of our executives (other than himself), based upon their performance for the year and their achievement of the goals set at the beginning of the year. The Chairman of the Board and the Governance Committee make recommendations to the Compensation Committee regarding the amount and form of CEO compensation, based upon his performance for the year and his achievement of the goals set at the beginning of the year. The Compensation Committee then makes a recommendation to the Board, and the independent directors of the full Board approve the CEO compensation, in consideration of this recommendation. Our Executive Vice President of Human Resources, in consultation with our compensation consultants and the Chairman of the Board, makes recommendations to the Compensation Committee regarding director compensation. The Compensation Committee would then make a recommendation regarding director compensation for approval by the full Board of Directors.

The Compensation Committee may also retain compensation consultants to assist it in evaluating executive compensation and may retain counsel, accountants or other advisors, as it deems appropriate, at the Company’s expense. We have engaged the compensation consulting services of Watson Wyatt and Towers Perrin in 2006. Watson Wyatt provides the Compensation Committee and management with market data on Board of Directors and executive compensation, and provides proxy statement consulting services. Towers Perrin provides the Compensation Committee and management with plan design consulting, executive compensation consulting, market surveys and compensation communications support. These consultants are regularly available at Compensation Committee meetings for presentation, discussion and questions. In accordance with the rules and regulations of the SEC and the NYSE, the Compensation Committee Report can be found on page [  ] of this Proxy Statement.

Nominating and Governance Committee

The Nominating and Governance Committee met 5 times during fiscal year 2006. The Nominating and Governance Committee is comprised of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. As outlined in its written charter, the Nominating and Governance Committee has responsibility for recommending nominees for election and re-election to the Board, ensuring that Board nominees are qualified and consistent with our needs, monitoring significant developments in the law and practice of corporate governance for directors of public companies, recommending Board committee assignments, reviewing and recommending Board policies and procedures, monitoring compliance with our stock ownership guidelines and board service policy, and overseeing the Board and each committee of the Board in their annual performance self-evaluations. In addition, the Nominating and Governance Committee is responsible for recommending to the Board candidates for Chief Executive Officer, overseeing the annual assessment of the performance of the Chief Executive Officer and developing an ongoing succession plan for the Chief Executive Officer.

The Nominating and Governance Committee is responsible for reviewing with the Board, on an annual basis, the current size, structure and composition of the Board as a whole, and whether the Company is being well served by the directors taking into account: the directors’ degree of independence; business background, including any areas of particular expertise, such as accounting or related financial management expertise, marketing or technology; record of service (for incumbent directors), including attendance record; meeting preparation; overall contribution to the Board; employment status; gender; ethnicity; age; availability for service to the Company; and anticipated needs of the Company.

Finance and Strategic Investment Committee

The Finance and Strategic Investment Committee met 5 times during fiscal year 2006. The primary role of this Committee is to provide a forum within the Board to review our overall financing plans and long-term strategic objectives, as well as our shorter-term acquisition and investment strategies and how these shorter-term activities fit within our overall business objectives. As outlined in its written charter, the Committee is charged with providing Board oversight of our strategic planning and activities, approving strategic transactions for which the Board has delegated authority, making recommendations to the Board regarding larger transactions, and evaluating our financial strategies and policies. The Committee has responsibility to review periodically with management our strategic business objectives and the manner in which transactional activity can contribute to the achievement of those objectives, and to review with management on a regular basis contemplated strategic opportunities. The Committee conducts periodic reviews of completed transactions for the purposes of assessing the degree of success achieved, testing the extent to which the projections and other assumptions relied upon in approving transactions have been borne out, identifying the factors differentiating more successful transactions from less successful ones and evaluating the strategic contributions resulting from these transactions. The Committee is further charged with conducting periodic reviews of our cash investments and cash management policies, debt ratings and global financing objectives and strategies, including the review and approval of certain borrowing arrangements, capital expenditures and dispositions, and activities that may impact our existing capital structure.

Compliance and Quality Committee

The Compliance and Quality Committee was formed in May and met 5 times during fiscal year 2006. The primary role of this Committee is to oversee and evaluate our compliance and quality control systems and initiatives, the systems in place to maintain, and identify deviations from, our compliance and control standards, and our efforts to meet or exceed our compliance and quality control standards. The Committee reviews and discusses with senior management the adequacy and effectiveness of our compliance and quality control systems and initiatives, and reviews periodic reports regarding any deviations from our standards. The Committee also reviews all correspondence from any external quality control inspectors, such as the FDA, and discusses with senior management our responses to those communications. In addition, the Committee monitors, with senior management, the progress of Project Horizon, our cross-functional effort to identify opportunities to reduce quality compliance risks, as well as the training and education programs for our employees. The Committee recommends to the Board of Directors any actions it deems necessary or appropriate to improve the effectiveness of our compliance and quality control systems and initiatives.

Compensation Committee Interlocks and Insider Participation

The members of our Executive Compensation and Human Resources Committee during 2006 were Warren B. Rudman, Ursula M. Burns, Nancy-Ann DeParle, Kristina M. Johnson and Ray J. Groves. None of these Committee members is or has ever been an officer or employee of the Company. To our knowledge, there were no other relationships involving members of the Compensation Committee or our other directors which require disclosure in this Proxy Statement as a Compensation Committee interlock.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following discussion and analysis contains statements regarding individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s future expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Our Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to provide our executives with appropriate and competitive individual pay opportunities with actual pay outcomes heavily influenced by the attainment of corporate and individual performance objectives. The objectives of our compensation program are to attract, retain, engage, focus and reward the best available talent to achieve performance goals aligned with our mission, quality policy and business goals. Our mission is to improve the quality of patient care and the productivity of healthcare delivery through the development and advocacy of less invasive medical devices and procedures. Our quality policy, applicable to all employees, is: “I improve the quality of patient care and all things Boston Scientific.” Our business goals include the achievement of specified sales, net income and quality targets.

How We Determine Executive Compensation

Our Executive Compensation and Human Resources Committee, and in certain cases our Board of Directors, bear principal responsibility for assessing, determining and approving our executive compensation. Information about our Compensation Committee and its composition, processes and responsibilities can be found on page [  ] of this proxy statement, under the heading “Executive Compensation and Human Resources Committee.” There are three key elements to our executive compensation setting process: performance considerations and business goals; market referencing; and CEO and Compensation Committee judgment.

Performance Considerations and Business Goals

We award our executives compensation and assign them additional responsibilities as recognition for how well they perform as a team in achieving our business goals, as well as their individual goal achievement. In order to determine whether our executives achieved individual and corporate goals, we conduct an annual Performance Achievement and Development Review (PADR). The PADR process is designed to guide performance discussions, clarify an executive’s performance objectives and communicate annual achievements. At the end of each year, overall performance is rated unsatisfactory to outstanding. These achievement indicators heavily influence the executive’s compensation. Our CEO conducts each Named Executive Officer’s (NEO’s) PADR and the Chairman of the Board and the Governance Committee conduct the CEO’s PADR.

Market Referencing

In addition to performance considerations, we also base our compensation decisions on market considerations. The principle of market referencing means that our compensation and benefit programs are benchmarked and administered against programs available to employees in comparable roles at peer companies. To help collect market information, we engaged the services of Towers Perrin and Watson Wyatt, third party compensation consultants, in 2006. Their assistance included helping to define a peer group of companies and then collecting relevant market data from these companies for base salary, incentive bonus and equity award referencing purposes. In late 2005, Watson Wyatt worked with management to define a 2006 peer group which is comprised of leading companies in the medical device and pharmaceutical industries. As a result of our acquisition of Guidant in early 2006, we revised our peer comparison group during the course of the year to reflect the larger revenue size of the combined Boston Scientific and Guidant entity. The initial 2006 peer group and the revised 2006 peer group are shown below. For 2007 and beyond, our Compensation Committee, with input from Watson Wyatt and management, has assumed principal responsibility for determining our peer group and plans to work with Watson Wyatt to define a new peer group for 2007 during the first half of the year.

Initial 2006 Peer Group	Revised 2006 Peer Group

Baxter Health Care	Abbott Laboratories
Becton, Dickson & Company	Baxter Health Care
C.R. Bard	Becton, Dickinson & Company
Bristol-Myers Squibb	Bristol-Myers Squibb
Guidant	Eli Lilly and Company
Eli Lilly and Company	Johnson & Johnson
Medtronic	Medtronic
St. Jude Medical	Schering Plough
Stryker	St. Jude Medical
Wyeth Pharmaceuticals	Stryker
Zimmer Holdings	Wyeth Pharmaceuticals

In addition, as it related to the Compensation Committee’s determination of CEO compensation for 2006, Watson Wyatt conducted the following detailed analyses relative to the Initial 2006 Peer Group:

•	Pay for performance: A comparison of the relationship between (1) our CEO’s 2005 realizable pay (defined as cash compensation paid to our CEO plus his in-the-money stock option value over the past six years) and (2) 2005 Company performance (defined as total shareholder return, revenue growth and net income growth over the past five years) revealed a close correlation between our CEO’s historical pay and the Company’s performance. Relative to the Initial 2006 Peer Group, our CEO’s realizable pay and Company performance were both positioned in the 75th percentile of the peer group. However, our CEO’s pay exhibited significantly more risk than CEO pay at our peers in that his total cash compensation was positioned in the 25th percentile and his in-the-money stock option value was positioned in the 75th percentile.

•	Capital accumulation and value realized: A comparison of our CEO’s 2005 total capital accumulation (comprised of shares owned outright, outstanding stock options, and accrued retirement benefit value) relative to the Initial 2006 Peer Group revealed that our CEO was positioned in the 25th percentile of peers in terms of capital accumulation. In terms of 2005 value realized (value of in-the-money gains realized from stock option exercises), our CEO was positioned in the 75th percentile of the peer group.

•	Total remuneration: A comparison of our CEO’s 2005 total remuneration (comprised of base salary, annual bonus, long-term incentives and benefits) relative to the Initial 2006 Peer Group demonstrated that our CEO’s total remuneration fell within the 25th percentile of our peer group.

Towers Perrin also assisted us with market referencing by providing information from its data bank on competitive levels of executive compensation. Based in part on this information, we targeted base salaries and executive benefits at the median, Performance Incentive Plan awards at the 75th percentile and the grant value of equity awards at the 60th percentile of the Revised 2006 Peer Group. These are overall guidelines, but individual compensation pay levels may vary based on individual performance and other factors. For example, in the case of a new hire, we also consider compensation provided by the previous employer in setting initial pay levels and in making an attractive offer of employment.

CEO and Compensation Committee Judgment

Our total compensation program operates not only based on the application of Company and individual performance considerations and market referencing but also through the application of CEO and Compensation Committee judgment. We do not employ a purely formulaic approach to any of our compensation plans. There are guidelines and funding formulas in place for our incentive plan which are tied to specific financial and quality results, but there is also an individual performance factor and executive retention considerations that permit discretion to increase or decrease formula-driven awards based on those considerations. As part of our Performance

Incentive Plan, the Compensation Committee may adjust a maximum funded or formula incentive award downward based on the executive’s individual contribution and performance.

In making its compensation determinations, our Compensation Committee has begun reviewing tally sheets, which provide a total of all elements of compensation for each of our executive officers. In addition, the Compensation Committee considers the economic value as well as the retentive value of prior equity grants received by our executives in determining current or future compensation, and considers each executive’s compensation compared to the compensation of other executives and other employees generally. In determining the reasonableness of our executives’ total compensation, the Compensation Committee reviews not only individual and Company performance compared to plan, but also the nature of each element of executive compensation provided, including salary, bonus, long-term incentive compensation, accumulated realized and unrealized stock option gains, and other personal benefits, as well as the terms of executive severance and change of control arrangements.

In addition, while the Compensation Committee is solely responsible for setting the targets and approving the awards, the Compensation Committee relies on the judgment of the CEO regarding setting executive performance objectives, evaluating the actual performance of each executive (other than the CEO) against those objectives through the PADR process and recommending appropriate salary and incentive awards. The CEO participates in Compensation Committee meetings, at the request of the Committee, in order to provide background information and explanations supporting his recommendations.

Our Elements of Total Executive Compensation

Overview of compensation.  Our total compensation program consists of fixed compensation elements, such as base salary and benefits, and variable performance-based elements, such as annual and long-term incentives. Our fixed compensation elements are designed to provide a stable source of income and financial security to our executives. Our variable performance-based compensation elements are designed to reward performance at three levels: individual performance, actual Company performance compared to annual business goals, and Company performance in terms of long-term shareholder value creation. Through these performance incentive awards, we reward the achievement of short-term goals, such as successful marketing, manufacturing and sales of products, integrations of acquired businesses, and the promotion of a culture of quality, and long-term goals, such as business growth, innovation and stock price appreciation.

Three primary elements of direct compensation.  We compensate our executives principally through base salary, performance-based annual incentives and annual equity awards. This three-part compensation approach enables us to remain competitive with our industry peers while ensuring that executive officers are appropriately incentivized to deliver short-term results while creating sustainable long-term stockholder value. Our Compensation Committee has chosen to put a significant portion of each executive’s pay at risk, contingent upon the achievement of certain goals within our strategic plan and within targeted market positions typically established by reference to our peer group. Each element in the program has a primary role, one or more objectives and a target market position as shown in the table below:

Targeted Market
Element	Role	Objective	Position

Base Salary	Provide stable source of income	Attract and retain talent	Median
Performance Incentive Plan (PIP)	Reward for quarterly and annual goal achievement	Focus talent on annual goals, reward talent	75th percentile
Annual Equity Incentives	Reward for long-term business building	Focus talent on long-term shareholder value creation; retain and engage talent	60th percentile

Of these three elements, our total executive compensation package is heavily weighted towards the variable, performance-based elements of our Performance Incentive Plan and Annual Equity Incentives. For 2006, 83% of the total direct compensation for our NEOs as a group consisted of variable (versus fixed) compensation. Of that

83%, 67% took the form of stock options or DSUs which are designed to reward long-term performance and 16% took the form of performance incentive awards and cash bonuses, which are designed to reward short-term performance. The remaining 17% took the form of base salary. We feel that this mix reinforces our desire to pay for actual performance.

Base Salary

Overview.  In general, the Compensation Committee targets base salaries at levels consistent with the median rate paid for equivalent positions by our peers. In addition, the Compensation Committee considers our annual merit budget, each executive’s current and prior year salary and the executive’s actual performance compared to the goals and objectives established for the executive at the beginning of the year. NEO salaries for 2006 are reported in the Summary Compensation Table on page [  ] under the Salary column.

NEOs (other than CEO).  We establish base salaries for our executive officers (other than the CEO) based upon the PADR performance reviews conducted by and the recommendations of the CEO presented to the Compensation Committee for approval or modification. To remain competitive in the industry and to acknowledge individual officers’ contributions and objectives in light of our Project Horizon quality system improvement initiative and business integration efforts, the Committee approved competitive base salary increases for our NEOs for 2006, as recommended by the CEO. Mr. LaViolette’s increase was, in part, attributable to a base salary adjustment based on a market comparison of his salary compared to the salaries of other chief operating officers within our peer group. In addition, Mr. Colen received a mid-year increase in recognition of his promotion in May 2006 to assume additional operations and technology responsibilities within our new cardiac rhythm management division. The range of salary increases for our NEOs (other than the CEO) for 2006 from 2005 was 5.6% to 14.4% (in the case of Mr. Colen).

Name	2005 Base Salary	2006 Base Salary	% Increase		Effective Date

Paul A. LaViolette	$600,000	$660,000	10.0%		12/27/05
Lawrence C. Best	$625,000	$660,000	5.6%		12/27/05
Fredericus A. Colen	$435,000	$465,000	6.9	%(1)	12/27/05
Fredericus A. Colen	$465,000	$500,000	7.5	%(2)	5/8/06
Paul W. Sandman	$435,000	$460,000	5.7%		12/27/05

(1)	Mr. Colen received a 6.9% year-end raise.

(2)	Mr. Colen received an additional 7.5% mid-year raise in connection with his assumption of additional responsibilities within our new cardiac rhythm management division after our Guidant acquisition.

CEO.  The base salary for our CEO is established by the Compensation Committee upon the recommendation of the Chairman of the Board and the Governance Committee of the Board of Directors after consideration of the CEO’s performance for the prior year. As part of its determination, the Committee reviews an assessment of the CEO’s actual performance versus objectives set for the CEO at the beginning of the year, the Company’s actual performance during the year, as well as market data provided by our compensation consultants. Our CEO’s actual base salary increase for 2006 from 2005 was 3% and became effective in late February 2006. In determining the level of the increase, the Compensation Committee considered whether the Company had met or exceeded quarterly sales and earnings targets, the performance of our TAXUS® stent system, our product development initiatives and business integrations, as well as other matters.

Name	2005 Base Salary	2006 Base Salary	% Increase	Effective Date

James R. Tobin	$900,000	$927,000	3%	2/28/06

Performance Incentives

Overview.  Through our Performance Incentive Plan for all salaried personnel, we seek to provide pay for performance by linking incentive awards to both Company and individual performance through a range of award opportunities which depend upon the level of achievement of quarterly Company and individual objectives. The

Compensation Committee measures corporate achievement on a quarterly basis against sales, net income and quality objectives established prior to the beginning of the quarter to determine the size of a bonus pool. These goals excluded legacy Guidant results in 2006 because the acquisition closed during the second quarter of the year. The Compensation Committee measures individual achievement for an executive officer by comparing the actual performance of the executive to the goals and objectives established for the executive at the beginning of or during the year.

For the first half of the year, the relative weightings of our corporate objectives were 50% of the award based on sales and 50% based on net income (excluding certain charges). In the second half of 2006, we revised the weightings to 35% of the award based on sales, 35% based on net income (excluding certain charges), and 30% based on quality, to further emphasize our commitment to improving quality throughout the organization and the introduction of our new quality policy. Each executive’s incentive award opportunity for the year (the “target”) is expressed as a percentage of base salary. The CEO’s target is 100% of his base salary; the Chief Operating Officer’s target is 85% of his base salary; and the target for all of our other executive officers is 75% of his or her base salary.

We set our quarterly net income, sales and quality goals on a quarter by quarter basis. We determine the funding percentage of our Performance Incentive Plan on a quarterly basis based on actual results and the total annual funding is the sum of each quarter’s funding amount. We begin to fund for annual incentives on a quarterly basis when Company performance meets a threshold level of sales, net income or quality goals for that quarter. Funding then increases on a sliding scale (up to a maximum of 120% of target) as higher levels of sales, net income and quality goals are met, as depicted in the table below. At the end of the year, individual performance is considered pursuant to the PADR process described above and an individual performance component from 0% to 200% is applied as a multiplier at the end of the year to each executive’s funded award to obtain the executive’s final award.

For 2006, the performance and funding scale for our Performance Incentive Plan awards were as follows:

	Sales and Net Income	Quality Performance*	Funded Award
Performance Level	Performance (% of Plan)	(% of Goals Achieved)	(% of Target Award)

Maximum	Greater than or equal to 105%	Greater than or equal to 100%	120%
Target	98.5-101.5%	66-85%	100%
Threshold	90%	50-66%	50%
Zero	Less than 90%	Less than 50%	0%

*	Effective for Q3 and Q4 only because of our mid-year decision to emphasize our commitment to quality by making it an integral part of our performance incentive program.

For 2006, our quarterly Performance Incentive Plan goals, excluding Guidant, were as follows:

	Sales	Net Income*
Quarter	($ in millions)	($ in millions)	Quality

First Quarter	$1,587	$317	N/A
Second Quarter	$1,622	$370	N/A
Third Quarter	$1,582	$285	Run rate metrics plus training completions
Fourth Quarter	$1,608	$243	Run rate metrics plus training completions

*	For purposes of our Performance Incentive Plan, “net income” is defined as GAAP net income excluding amounts related to the effect of purchase price allocation on assets, merger-related costs, costs associated with Guidant’s ongoing litigation, stock compensation expense and other special non-operating costs.

For 2006, before the application of the individual performance component of the plan, our Performance Incentive Plan funded corporate goals (excluding Guidant results) at 99.88% of target. Amounts actually awarded under our Performance Incentive Plan for 2006 are reflected in the Summary Compensation Table on page [  ] in the column Non-Equity Incentive Plan Compensation.

NEOs (other than CEO).  In 2006 performance incentive awards for our NEOs (other than our CEO) ranged from 99.9% of target to 125.2% of target based on the overall performance of the Company against quarterly goals and the individual performance of each NEO during the year. Actual awards in excess of the corporate funding level of 99.88% are in recognition of significant efforts being devoted to Project Horizon, Guidant integration and business optimization, which are long-term initiatives whose expected benefits are not reflected in our current stock price, in addition to the retention challenges we face in light of recent Company stock price performance.

	2006 Target Award	2006 Actual Award	Actual as
Name	($ in thousands)	($ in thousands)	% of Target

Paul A. LaViolette	$561.0	$616.4	109.9%
Lawrence C. Best	$495.0	$494.4	99.9%
Fredericus A. Colen	$375.0	$469.5	125.2%
Paul W. Sandman	$345.0	$344.6	99.9%

CEO.  In 2006, our CEO’s performance incentive award fell below his targeted payout level of $927 thousand because performance versus objectives fell below expectations. In making this determination, the Compensation Committee considered whether the Company had met certain quality, financial, business integration and product development objectives, and the performance of our TAXUS® stent system, as well as other matters.

	2006 Target Award	2006 Actual Award	Actual as
Name	($ in thousands)	($ in thousands)	% of Target

James R. Tobin	$927	$324.1	35%

Recovery of incentive awards.  In February 2007, our Compensation Committee adopted a policy regarding the recovery or adjustment of performance incentive plan awards in the event relevant Company performance measures are restated in a manner that would have reduced a previously granted award’s size or payment. Effective for compensation awards made on or after February 20, 2007, to the extent permitted by governing law, the Board will seek reimbursement of incentive compensation paid to any executive officer in the event of a restatement of the Company’s financial results that reduced a previously granted award’s size or payment. In that event, we will seek to recover the amount of the performance incentive award paid to the executive officers which is in excess of the amounts that would have been paid based on the restated financial results.

Annual Equity Incentives

Overview.  We intend our broad-based stock option and deferred stock unit award program to attract, retain, engage and focus key employees for the long-term. The Compensation Committee approves, upon management recommendation, non-qualified stock option and deferred stock unit awards (DSUs) to eligible employees within the organization and across business units in amounts appropriate for each individual’s (i) level of responsibility, (ii) ability to affect the achievement of overall corporate objectives, (iii) individual performance, and (iv) individual potential.

Recent changes.  Since 2004, we have gradually changed the mix of these equity incentives from 100% options to a mix of options and DSUs. Stock options are effective in promoting shareholder alignment and holding executives accountable for generating shareholder return while DSUs are a share-efficient means for retaining top talent and promoting a long-term share owner perspective. Together, stock options and DSUs enable us to meet our dual compensation objectives of rewarding long-term goals, such as strategic growth and business innovation, and retaining top talent even during periods of significant stock price fluctuation. We have been advised by Towers Perrin that an increasing migration from stock options to DSUs or a mix of options and DSUs is a market competitive practice within our peer group. In 2007, we expect to continue to increase the use of DSUs.

We grant options with an exercise price equal to the fair market value based on the closing stock price on the date of grant and they typically vest over a period of three to five years. They are exercisable until the tenth anniversary of the date of grant or until the expiration of various limited time periods following termination of employment. Executive officers are prohibited from paying the exercise price for their options with promissory notes or other payment forms prohibited by the Sarbanes-Oxley Act. DSUs represent our commitment to issue shares to recipients after a vesting period. These awards typically vest in four equal annual installments beginning with the second anniversary of the date of grant. The slightly longer vesting period for DSUs reflects the fact that DSUs have immediate value compared to options which only have value if our stock price increases. Upon each vesting date, the DSUs are no longer subject to risk of forfeiture and shares of our common stock are issued to the recipient.

NEOs (other than CEO).  None of our NEOs (other than our CEO) received annual equity awards in 2006 because in 2005 we made substantial mid-year equity grants to our NEOs.

CEO.  In an effort to encourage our CEO to extend his tenure with us, in February 2006 the Compensation Committee awarded Mr. Tobin 250,000 DSUs, 50% of which will vest on December 31, 2008 and 50% of which will vest on December 31, 2009, contingent on his continued employment with the Company as of each of those dates, and which will be issuable to Mr. Tobin in the seventh month following the cessation of his employment with the Company. In addition, the Compensation Committee provided Mr. Tobin with an opportunity to receive up to 2,000,000 performance-based DSUs, 50% of which would be issued on December 31, 2008 in the event that shares of our common stock reach specified prices per share as set forth below and 50% of which would be issued on December 31, 2009 in the event that shares of our common stock reach specified prices per share as set forth below (units that do not vest on December 31, 2008 may vest on December 31, 2009 if the specified prices per share have been reached):

		12/31/08	12/31/09
	% of Restrictions	Measurement	Measurement	Total Shares
Share Performance Price	that Lapse	Date	Date	Earned

$75 and above	100%	1,000,000	1,000,000	2,000,000
$60	80%	800,000	800,000	1,600,000
$50	60%	600,000	600,000	1,200,000
$40	40%	400,000	400,000	800,000
$35	20%	200,000	200,000	400,000
Below $35	0%	0	0	0

As noted in the Grant of Plan-Based Awards Table on page [  ], the value of the time-vested and performance-based DSUs was $21,524,512 as of the date of grant. The current realizable value of those DSUs as of December 31, 2006 was $0. The significant difference between grant date opportunity value and current realizable value reflects the fact that vesting requirements and share price performance goals have not been met.

Other/Special Recognition Awards

In addition to the three primary elements of direct compensation described above, we periodically make special recognition awards in cash and/or stock in recognition of extraordinary achievements. For example, in May 2006, we granted special recognition bonuses to several employees, including executives, who were instrumental to the completion of the Guidant transaction. Recipients included two NEOs, Larry Best and Paul Sandman. They were permitted to receive their awards in either: (i) cash, stock options and DSUs or (ii) stock options and DSUs. Mr. Best chose to receive his award in stock options and DSUs as follows: 79,800 stock options with an exercise price of $20.60 and 27,200 DSUs. Mr. Sandman chose to receive his award in stock options, DSUs and cash as follows: 25,500 stock options with an exercise price of $20.60 and 8,700 DSUs plus cash of $400,000. The stock options will vest in equal annual installments over four years beginning May 8, 2007 and the DSUs will be issued in four equal annual installments beginning on May 8, 2008. The cash component of these awards is reflected in the Summary Compensation Table on page [  ] under the Bonus column. The equity components of these awards are reflected in the Grants of Plan-Based Awards Table on page [  ].

In addition, in connection with the Guidant transaction, Fred Colen assumed an additional role overseeing operations and technology at our new cardiac rhythm management business. In connection with that expanded role, we increased his salary and made an award of stock options and DSUs as set forth below:

Performance
			Incentive	Long-Term
	Salary Increase		Opportunity	Incentive Award
		Amount	Percentage of		Deferred
	New Salary	of Increase	Base Salary	Options	Stock Units

Fred Colen	$500,000	$35,000	75%	130,000	45,500

  Elements of Indirect Pay

In addition to the direct pay elements described above, we also provide our executives with indirect pay in the form of benefits.

General.  Our benefit program, which is available to our NEOs, is intended to provide financial protection and security for our executives and to reward them for the total commitment we expect from them in service to the Company. Our executives’ benefits program consists of three key elements: health and welfare plans based principally on a preferred provider model with the executives sharing approximately 20% of the cost; Company-paid life insurance of three times base salary (up to a $1 million benefit payable upon death); and a qualified 401(k) retirement plan with a Company match of up to 6% of base pay. Other elements include Company-paid disability benefits and the ability to participate in our Global Employee Stock Ownership Plan, which entitles employees to purchase our stock at a 15% discount. Effective July 1, 2007, the discount will be reduced from 15% to 10%.

Relocation.  We also have an Executive Relocation Policy for our executive officers who are requested by us to move in connection with their current job and for newly hired employees who will become executive officers of Boston Scientific and who are required to move in connection with accepting a job with us. The policy covers reasonable expenses associated with the move and certain relocation services to minimize the inconvenience of moving. None of our NEOs received any amounts under our Executive Relocation Policy during 2006.

Executive allowance.  Pursuant to our Executive Allowance Plan, we provide a cash allowance to eligible executives in lieu of perquisites typically provided by other companies, such as company cars, health care costs not otherwise covered or tax planning services, which we do not provide to our executives. Under this plan, our executive officers receive $25,000 per year. Amounts paid under our Executive Allowance Plan are reflected in the Summary Compensation Table on page [  ] in the column All Other Compensation.

401(k) Excess Benefit Plan.  In connection with a one-time special contribution we made to our 401(k) Retirement Savings Plan for the benefit of our employees announced in September 2004, we adopted in June of 2005 an Excess Benefit Plan. The Excess Benefit Plan is a non-qualified deferred compensation plan designed to provide specific supplemental benefits to those employees who would have exceeded the 2004 IRS contribution limits if the special contribution had been made to their 401(k) plan accounts. The Excess Benefit Plan was established to accept the “overflow” contributions on behalf of those employees, including our executive officers. NEO earnings during 2006 under the 401(k) Excess Benefit Plan are reflected in the Nonqualified Deferred Compensation Table on page [  ].

Airplane usage.  Our CEO is permitted personal use of our corporate aircraft. Other executive officers are permitted personal use of the corporate aircraft only with the prior permission of the CEO. In 2006, the only NEOs who used the corporate aircraft for personal use were Messrs. Tobin and Best. Under current IRS rules in connection with personal use of the aircraft, we impute income to the executive officer for an amount based on Standard Industry Fare Level (SIFL) rates set by the US Department of Transportation. This imputed income amount is included in an executive officer’s earnings at the end of the year and reported as W-2 income to the IRS. The IRS has set limitations on the amount we can deduct when using the SIFL method to impute income to the employee for personal use of the corporate aircraft. In 2006, $386,280 of disallowed deductions was attributable to Mr. Tobin’s personal use of the aircraft and $5,550 of disallowed deductions was attributable to Mr. Best’s personal use of the aircraft. The incremental cost of their personal use of the aircraft is reflected in the Summary Compensation Table on page [  ] in the column All Other Compensation.

Tax and Accounting Considerations.

Tax Considerations.  Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the company’s chief executive officer, chief financial officer and the three other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. Generally, we have structured performance-based components of the compensation paid to our executive officers in a manner intended to satisfy these requirements without negatively affecting our overall compensation strategy. Our 2000 and 2003 Long-Term Incentive Plans incorporate provisions intended to comply with Section 162(m) of the Code. Incentive awards under our Performance Incentive Plan are considered performance-based awards under our Long-Term Incentive Plans, which are shareholder approved plans. For this reason, annual performance incentive amounts paid to our NEOs are not subject to the 162(m) deduction limit. For 2006, the IRS Section 162(m) limit was exceeded with respect to our CEO. Mr. Tobin received total compensation in excess of the individual $1 million limit equal to $8,031, resulting in an estimated incremental cost of $2,971 attributable to the lost corporate tax deduction.

We have designed our compensation programs and awards to executive officers to comply with the provisions of Section 409A of the Internal Revenue Code. For example, payments made to our executive officers under our Executive Retirement Plan are payable 181 days following the date of the executive officer’s retirement. In addition, Mr. Tobin was granted an award of 250,000 DSUs that vest on each of December 31, 2008 and December 31, 2009; however, we will not issue shares to Mr. Tobin until the seventh month following the cessation of his employment with the Company.

Under our Retention Agreements, we will compensate an executive for any excise tax liability he or she may incur by reason of payments made under the Retention Agreement. Our compensation consultant, Watson Wyatt, performed an analysis of the benefits that would become payable to an executive officer assuming a change in control under the Retention Agreement occurred on December 31, 2006. Based on this analysis, none of the NEOs would be assessed any excise tax liability under Section 280G of the Internal Revenue Code as a result of payments made and benefits received under the Retention Agreement.

Accounting Considerations.  Beginning on January 1, 2006, we began accounting for stock-based payments, including stock options and DSUs, in accordance with the requirements of FASB Statement 123(R). Beginning in July of 2007, we will decrease the employee discount under our Global Employee Stock Ownership Plan from 15% to 10% in part, because the decreased discount will result in a decreased compensation expense.

Our Change in Control and Post-Employment Compensation Arrangements

Executive retirement.  In May 2005, we adopted an Executive Retirement Plan which covers executive officers and division presidents. The Executive Retirement Plan exists to provide a clear and consistent approach to managing executive departures with a standard mutually-understood separation and post-employment relationship. The plan provides retiring executive officers with a lump sum benefit of 2.5 months of salary for each completed year of service, up to a maximum of 36 months pay. Receipt of payment is conditioned upon the retiring employee’s entering into a separation agreement with Boston Scientific, which would include a non-competition provision that protects the Company from the transfer of proprietary and business knowledge to competing companies. To be considered retired under the Executive Retirement Plan, an employee’s age plus his or her years of service with Boston Scientific must be at least 65 years (provided that the employee is at least 55 years old and has been with Boston Scientific for at least 5 years). Amounts accrued under this Plan are reflected in the Summary Compensation Table on page [  ] in the column Change in Pension Value and Nonqualified Deferred Compensation Earnings. We accrue amounts under this Plan as described in the Pension Benefits Table on page [  ] and as reflected in the Potential Payments upon Termination or Change in Control Tables beginning on page [  ].

Consulting arrangements.  In addition, the Executive Retirement Plan allows our CEO the discretion to cause Boston Scientific to enter into consulting arrangements with retiring executives. The purpose of these consulting arrangements is to ensure smooth executive transitions including prudent transfer of business knowledge as well as day to day project support, as needed. The consulting arrangement could provide for up to a $100,000 retainer for up to 50 days of specified consulting services and a $3,000 per diem fee thereafter for services actually rendered for the first year and, for future years, a $2,000 per diem fee for all services actually rendered. In 2006, we did not enter into any consulting arrangements with any of our NEOs under this Plan.

Executive life insurance.  We make annual payments to certain executive vice presidents following their retirement or termination (other than for cause) equal to the premium for executive life insurance (plus a gross-up amount for tax purposes) for a period ending on the tenth anniversary of the policy initiation date or, in some circumstances, such other date as would allow the policy to become self-funding. These payments represent a buyout of a former split-dollar life insurance program, which has been closed to new participants since May 2004. Three of our NEOs received executive life insurance payments (in lieu of Company-paid life insurance) in 2006 as reflected in the Summary Compensation Table on page [  ] under the column All Other Compensation. For more detail, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page [  ].

Retention Agreements.  Our key executives, including our NEOs, have Retention Agreements with Boston Scientific. Their purpose is to retain key executives during a potentially critical time in the event of a sale or merger of the Company. In addition, we have been advised by our compensation consultants that the terms of these agreements are market competitive within our peer group. In general, the Retention Agreements entitle key executives to a lump sum payment of three times the sum of (i) the executive’s base salary, (ii) assumed on-plan incentive bonus (or prior year’s bonus, if higher), and (iii) the annual executive allowance ($25,000), if either the executive’s employment is terminated by the Company without cause or by the executive for good reason, in each event following a change in control (a “double trigger” feature). For purposes of these agreements, “cause” generally means willfully engaging in criminal or fraudulent acts or gross misconduct that is demonstrably and materially injurious to the Company. “Good reason” generally means a meaningful alteration in position or responsibilities from those in effect prior to the change in control, a reduction in annual base salary, a relocation of more than 50 miles, a failure by the Company to continue in effect any incentive plan, a failure by the Company to provide comparable benefits, or a failure by the Company to pay any amounts owed in salary, bonus or reimbursement. The executive would also be entitled to continuation of health and other welfare benefits for three years. In addition, we would compensate the executive for any excise tax liability he or she may incur by reason of payments made under the agreement. In exchange, the executive would have confidentiality restrictions and a three-year non-solicitation obligation. In February 2007, we amended the definition of “change in control” in these agreements to mean the actual closing of a change in control transaction, rather than stockholder approval of that transaction. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page [  ].

Long-Term Incentive Plans.  All equity awards granted to our executive officers, including our NEOs, under our 1992, 1995, 2000 and 2003 Long-Term Incentive Plans will become immediately exercisable in the event of a “change in control” or “Covered Transaction” as defined in those Plans. Additionally, under certain circumstances in the event of a “change in control” or Covered Transaction, equity awards granted under (i) our 1992 Long-Term Incentive Plan prior to October 31, 2001 will become immediately exercisable and the value of all outstanding stock options will be cashed out, (ii) our 1995 Long-Term Incentive Plan prior to October 31, 2001 will, unless otherwise determined by our Compensation Committee, become immediately exercisable and automatically converted into an option or other award of the surviving entity, and (iii) our 2000 Long-Term Incentive Plan prior to December 2000 will become immediately exercisable and/or converted into an option or other award of the surviving entity. We have been advised by our compensation consultants that the acceleration provision of these plans are market competitive within our peer group. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page [  ].

Performance Incentive Plan.  Under our Performance Incentive Plan, applicable to all employees including our executive officers, participants whose employment ceases before the end of the year but who have otherwise met all plan eligibility requirements and who, as of the date they ceased employment with the Company, had attained the age of 50, accrued at least five years of service and whose age plus years of service equals or exceeds 62, may receive their performance incentive awards for the year on a prorated basis based on the percentage of the year the participant was employed by the Company and eligible to participate. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page [  ].

Employee Severance Pay Plan.  All exempt employees at the director level and above, including our executive officers, are eligible for severance payments (salary and benefits continuation) equal to one month of severance pay per year of service to the Company, with a minimum benefit of 6 months pay up to a maximum of 12 months. Executives eligible for our Executive Retirement Plan are not also eligible to receive this severance benefit. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page [  ].

Our Equity Award Grant Practices

During 2006, we conducted a comprehensive internal review of our stock option grant practices from the date of our initial public offering in 1992 to the present. This review confirmed that we have not engaged in the practice of backdating our stock option exercise prices.

Historical Practices.  Generally, our equity award grant practices have been as follows: For non-executive employees, our Executive Vice President of Human Resources forwards recommendations regarding equity award grants to the Compensation Committee, based on input regarding individual performance she has received from divisional management. For executive officers (other than the CEO), our CEO makes those recommendations to the Compensation Committee based on his own assessment of each executive’s performance. For the CEO, our Chairman of the Board and Governance Committee makes those recommendations. We have historically granted equity awards at various times during the year for a variety of reasons, as summarized below:

Type of Grant	Eligibility/Purpose	Usual Timing (Historically)

Annual	Select exempt employees (based on performance and potential)	Compensation Committee meeting held in December
Promotion	Directors/Above (receiving promotions)	Compensation Committee meeting following date of promotion
New Hires	Select Directors/Above (based on recruiting requirements)	Later of date of hire or approval by CEO (who has been delegated authority to make such grants by the Compensation Committee)
Special Recognition	Select exempt employees (based on extraordinary contributions)	Compensation Committee meeting following achievement (infrequent practice)
Retention	Select exempt employees (based on performance/potential and critical need to retain)	Compensation Committee meeting following identified need (infrequent practice)

Current Practices.  With respect to awards made after January 1, 2007, the Company makes annual equity awards at its February Compensation Committee meeting, in order to give the Compensation Committee the benefit of a completed year of performance prior to making grants. The February meeting typically falls during the open trading window following the release of our earnings results. In the event that the February meeting did not fall within an open window period, the equity awards would be granted as of the first business day of the next open window period. In addition, promotion, special recognition and retention awards will be granted as of the first business day of the next open window period following approval by the Compensation Committee. New hire awards for non-executive officers will continue to be approved by the CEO (pursuant to applicable equity award guidelines for each job position) under the authority delegated to him by the Compensation Committee and are effective on the later of the date of hire or the CEO’s approval. New hire awards for executive officers require approval of the Compensation Committee. All stock option awards are granted with an exercise price equal to the closing price of Company common stock on the date of grant.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Boston Scientific has reviewed and discussed the Compensation, Discussion and Analysis contained in this Proxy Statement with management and, based on such review and discussions, the Compensation Committee recommended that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the SEC.

THE COMPENSATION COMMITTEE
Warren B. Rudman, Chairman
Ursula M. Burns
Nancy-Ann DeParle
Ray J. Groves
Kristina M. Johnson

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned by each of our NEOs for the fiscal year ended December 31, 2006.

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)(6)	($)(7)	($)

James R. Tobin	2006	$922,576	$0	$5,102,711	$1,398,787	$324,100	$300,570	$311,822	$8,360,566
President and Chief Executive Officer
Lawrence C. Best	2006	$660,050	$0	$784,098	$1,422,575	$494,400	$327,634	$51,026	$3,739,783
Executive Vice President — Finance & Administration and Chief Financial Officer
Paul A. LaViolette	2006	$660,000	$0	$447,556	$1,431,543	$616,400	$263,334	$144,726	$3,563,559
Chief Operating Officer
Fredericus A. Colen	2006	$488,341	$0	$960,206	$1,547,955	$469,500	$198,530	$108,772	$3,773,304
Executive Vice President, Operations and Technology, CRM and Chief Technology Officer
Paul W. Sandman	2006	$460,027	$400,000	$358,242	$938,726	$344,600	$224,265	$133,797	$2,859,657
Executive Vice President and General Counsel

(1)	The amount reflected in Mr. Tobin’s salary column reflects the prorated annual salary Mr. Tobin received in 2006 as a result of an annual base salary increase in late February 2006. In addition, the amount reflected in Mr. Colen’s salary column reflects a prorated annual salary due to an increase in Mr. Colen’s base salary in May 2006 in connection with his mid-year assumption of additional responsibilities related to our CRM division. A description of Mr. Tobin’s and Mr. Colen’s base salary increases in 2006 can be found in the Compensation Discussion and Analysis beginning on page [ ]. The amounts reflected in this column for the remaining NEOs reflect their salary for the full year.

(2)	The amount reflected in this column represents the cash component of a special recognition bonus in connection with the consummation of the Guidant acquisition paid to Mr. Sandman in May 2006. A description of this special recognition bonus can be found under the title “Other/Special Recognition Awards” in the Compensation Discussion and Analysis beginning on page [ ].

(3)	The amounts included in the “Stock Awards” column represent the compensation cost we recognized in 2006 related to all outstanding non-option stock awards (deferred stock units awards), as described in Statement of Financial Accounting Standards No. 123(R). For a discussion of the valuation assumptions, see Note L to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006. Please see the “Grants of Plan Based Awards Table” for more information regarding the stock awards we granted in 2006.

(4)	The amounts included in the “Option Awards” column represent the compensation cost we recognized in 2006 related to all outstanding option stock awards, as described in Statement of Financial Accounting Standards No. 123(R). For a discussion of the valuation assumptions, see Note L to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006. Please see the “Grants of Plan Based Awards Table” for more information regarding the option awards we granted in 2006.

(5)	Amounts reflected in this column represent cash payments for our NEOs’ 2006 performance made in February 2007 under the Boston Scientific Performance Incentive Plan.

(6)	The amount shown for each NEO in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column is attributable to the change in the actuarial present value of the accumulated benefit under our Executive Retirement Plan at December 31, 2006, as compared to December 31, 2005. Please see the “Pension Benefits Table” for more information regarding the accrued benefits for each NEO under this plan.

(7)	The amounts reflected in the “All Other Compensation” column are comprised of the following components:

	Company
	Match		Personal Use	Term Life	Other Life	Total
	(401(k)	Executive	of Corporate	Insurance	Insurance	All Other
	Plan)(a)	Allowance(b)	Aircraft(c)	Premium(d)	Premium(e)	Compensation(f)

James R. Tobin	$13,200	$25,000	$264,265	$7,920	—	$311,822
Lawrence C. Best	$13,200	$25,000	$6,229	$5,160	—	$51,026
Paul A. LaViolette	$13,200	$25,000	—	—	$105,872	$144,726
Fredericus A. Colen	$13,200	$25,000	—	—	$60,798	$108,772
Paul W. Sandman	$8,800	$25,000	—	—	$98,691	$133,797

(a)	The amounts reflected in this column represent our matching contributions allocated to each of the NEOs under our 401(k) Retirement Savings Plan. All contributions to this 401(k) Retirement Savings Plan as well as any matching contributions are fully vested upon contribution.

(b)	We provide executive officers an executive benefits package that includes, in addition to regular employee benefits, an allowance in the amount of $25,000 in lieu of other perquisites typically paid by other companies. For additional information about our Executive Allowance Plan, see the Compensation Discussion and Analysis section titled “Executive Allowance Plan” on page [ ].

(c)	The amounts reflected in the Personal Use of Corporate Aircraft column represent the incremental costs to us for Mr. Tobin’s and Mr. Best’s personal use of the corporate aircraft. We calculate a portion of the incremental cost to us by dividing the number of miles the corporate aircraft has flown per month by the associated monthly variable operating costs for the corporate aircraft. This dollar per mile amount is then multiplied by the number of miles flown for personal use of the aircraft during the month. Since the corporate aircraft is used predominately for business travel, we do not include the monthly fixed costs to operate the corporate aircraft, such as pilot salary, general taxes and insurance, for purposes of this incremental cost calculation. Our incremental cost does not include amounts attributable to the NEO for increased income taxes we incurred in 2006 as a result of disallowed deductions related to that personal use under IRS rules. For 2006, the reflected amounts exclude $386,280 of disallowed deduction attributable to Mr. Tobin and $5,550 attributable to Mr. Best.

(d)	Amounts in this column represent the imputed income attributable to Mr. Tobin and Mr. Best for term life insurance.

(e)	Amounts in this column represent amounts paid to each of the NEOs to fund premiums for universal life insurance and imputed income related to our termination of a previously established split dollar life insurance program. The amounts reflected include a gross-up amount to cover related tax obligations: $46,910 for Mr. LaViolette, $30,395 for Mr. Colen and $44,877 for Mr. Sandman.

(f)	This column also includes incidental amounts that fall below the required disclosure thresholds.

GRANTS OF PLAN BASED AWARDS

The table below shows each grant of an award made to an NEO under any plan during the year ended December 31, 2006.

										All Other
									All Other	Option
									Stock	Awards:	Exercise	Grant Date
			Estimated Future Payouts Under						Awards:	Number of	or Base	Fair Value
			Non-Equity Incentive Plan			Estimated Future Payouts Under			Number of	Securities	Price of	of Stock and
			Awards(1)			Equity Incentive Plan Awards			shares of	Underlying	Option	Option
	Grant		Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or	Options	Awards	Awards
Name	Date		($)	($)	($)	(#)	(#)	(#)	Units (#)(2)	(#)(2)	($/Sh)	($)

James R. Tobin			$0	$927,077	$2,224,985
	2/28/06	(3)				200,000		2,000,000				$15,419,512
	2/28/06	(4)							250,000			$6,105,000
Lawrence C. Best			$0	$495,038	$1,188,091
	5/17/06	(5)							27,200			$560,320
	5/17/06	(5)								79,800	$20.60	$587,328
Paul A. LaViolette			$0	$561,000	$1,346,400
Fredericus A. Colen	5/8/06	(6)	$0	$375,000	$900,000				45,500			$997,815
	5/8/06	(6)								130,000	$21.93	$1,017,900
Paul W. Sandman	5/17/06	(5)	$0	$345,020	$828,048				8,700			$179,220
	5/17/06	(5)								25,500	$20.60	$187,680

(1)	These columns reflect threshold, target and maximum payout levels under our Performance Incentive Plan for 2006 performance. The actual amount earned by each NEO is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information about our Performance Incentive Plan is included in the Compensation Discussion and Analysis section of this proxy statement beginning on page [ ].

(2)	These columns reflect the number of deferred stock units and stock options granted under our 2003 Long-Term Incentive Plan during 2006. These awards are also described in the Outstanding Equity Awards at Fiscal Year-End Table below.

(3)	On February 28, 2006, Mr. Tobin was awarded an opportunity to receive up to 2,000,000 performance-based deferred stock units, 50% of which would be issued on December 31, 2008 in the event that shares of our common stock reach specified prices per share as set forth below and 50% of which would be issued on December 31, 2009 in the event that shares of our common stock reach specified prices per share as set forth below (units that do not vest on December 31, 2008 may vest on December 31, 2009 if the specified prices per share have been reached):

	% of	12/31/08	12/31/09
	Restrictions	Measurement	Measurement	Total Shares
Share Performance Price	that Lapse	Date	Date	Earned

$75 and above	100%	1,000,000	1,000,000	2,000,000
$60	80%	800,000	800,000	1,600,000
$50	60%	600,000	600,000	1,200,000
$40	40%	400,000	400,000	800,000
$35	20%	200,000	200,000	400,000
Below $35	0%	0	0	0

(4)	On February 28, 2006, Mr. Tobin was also awarded 250,000 deferred stock units, 50% of which will vest on December 31, 2008 and 50% of which will vest on December 31, 2009, contingent on his continued employment as of each of those dates. The shares will be issued to Mr. Tobin during the seventh month following his cessation of employment with us.

(5)	In May 2006, several employees, including Mr. Best and Mr. Sandman, received a special recognition bonus as a result of the completion of the Guidant acquisition. Mr. Best and Mr. Sandman were each awarded a specified number of stock options that vest in four equal annual installments beginning on May 17, 2007 (the first anniversary of the date of grant) and a specified number of deferred stock units that vest in four equal annual installments beginning on May 17, 2008 (the second anniversary of the date of grant). A description of this special recognition bonus can be found under the title “Other/Special Recognition Awards” in the Compensation Discussion and Analysis beginning on page [ ].

(6)	In connection with Mr. Colen’s assumption of increased responsibilities related to our CRM division, in May 2006, he was awarded 45,500 deferred stock units that vest in four equal annual installments beginning on May 8, 2008 (the second anniversary of the date of grant) and 130,000 options to purchase our common stock that vest in four equal annual installments beginning on May 8, 2007 (the first anniversary of the date of grant).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

This table shows unexercised options, stock that has not vested and equity incentive plan awards for each NEO outstanding as of December 31, 2006.

	Option Awards						Stock Awards
												Equity
												Incentive
												Plan Awards:
										Equity		Market
				Equity						Incentive		or Payout
				Incentive						Plan Awards:		Value of
				Plan Awards:					Market	Number of		Unearned
				Number					Value of	Unearned		Shares,
	Number of	Number of		of Securities			Number of		Shares or	Shares,		Units or
	Securities	Securities		Underlying			Shares or		Units of	Units or		Other
	Underlying	Underlying		Unexercised	Option		Units of		Stock that	Other		Rights
	Unexercised	Unexercised		Unearned	Exercise	Option	Stock that		Have Not	Rights		That Have
	Options (#)	Options (#)		Options	Price	Expiration	Have Not		Vested	That Have		Not Vested
Name	Exercisable	Unexercisable		(#)	($)	Date	Vested (#)		(#)(1)	Not Vested (#)		($)(1)

James R. Tobin	2,000,000				$17.00	3/17/09
	180,000				$14.1563	5/9/10
	130,000				$8.50	7/25/10
	450,000				$6.125	12/6/10
	90,000				$12.50	12/17/11
	150,000	50,000	(4)		$21.78	2/25/13
	150,000	50,000	(5)		$33.80	12/16/13
	56,250	168,750	(6)		$34.29	1/3/15
							250,000	(2)	$4,295,000
										200,000	(3)	$3,436,000
Lawrence C. Best	600,000				$12.4063	5/5/07
	56,000				$10.3907	12/19/07
	1,000,000				$18.7657	7/21/08
	30,000				$12.4375	12/13/08
	40,000				$17.875	4/19/09
	120,000				$14.1563	5/9/10
	120,000				$8.50	7/25/10
	60,000				$12.50	12/17/11
	120,000				$21.255	12/9/12
	45,000	15,000	(9)		$34.79	12/11/13
	15,000	45,000	(6)		$34.29	1/3/15
		125,000	(10)		$26.89	7/1/15
		79,800	(11)		$20.60	5/17/16
							50,000	(7)	$859,000
							27,200	(8)	$467,296
Paul A. LaViolette	340,000				$12.4063	5/5/07
	56,000				$10.3907	12/19/07
	30,000				$12.4375	12/23/08
	80,000				$17.8750	4/19/09
	120,000				$14.1563	5/9/10
	120,000				$8.50	7/25/10
	250,000				$6.125	12/6/10
	60,000				$12.50	12/17/11
	120,000				$21.255	12/9/12
	56,250	18,750	(9)		$34.79	12/11/13
	25,000	75,000	(6)		$34.29	1/3/15
		250,000	(10)		$26.89	7/1/15
							100,000	(7)	$1,718,000

	Option Awards						Stock Awards
											Equity
											Incentive
											Plan Awards:
										Equity	Market
				Equity						Incentive	or Payout
				Incentive						Plan Awards:	Value of
				Plan Awards:					Market	Number of	Unearned
				Number					Value of	Unearned	Shares,
	Number of	Number of		of Securities			Number of		Shares or	Shares,	Units or
	Securities	Securities		Underlying			Shares or		Units of	Units or	Other
	Underlying	Underlying		Unexercised	Option		Units of		Stock that	Other	Rights
	Unexercised	Unexercised		Unearned	Exercise	Option	Stock that		Have Not	Rights	That Have
	Options (#)	Options (#)		Options	Price	Expiration	Have Not		Vested	That Have	Not Vested
Name	Exercisable	Unexercisable		(#)	($)	Date	Vested (#)		(#)(1)	Not Vested (#)	($)(1)

Fredericus A. Colen	10,000				$7.9050	2/27/11
	25,000				$8.99	7/17/11
	28,174				$12.50	12/17/11
	120,000				$21.255	12/9/12
	45,000	15,000	(9)		$34.79	12/11/13
	15,000	45,000	(6)		$34.29	1/3/15
		100,000	(10)		$26.89	7/1/15
		130,000	(12)		$21.93	5/8/16
							40,000	(7)	$687,200
							45,500	(13)	$781,690
Paul W. Sandman	320,000				$12.4063	5/5/07
	30,000				$12.4375	12/23/08
	40,000				$17.875	4/19/09
	100,000				$14.1563	5/9/10
	25,000				$8.50	7/25/10
	50,000				$12.50	12/17/11
	120,000				$21.255	12/9/12
	45,000	15,000	(9)		$34.79	12/11/13
	15,000	45,000	(6)		$34.29	1/3/15
		100,000	(10)		$26.89	7/1/15
		25,500	(11)		$20.60	5/17/16
							40,000	(7)	$687,200
							8,700	(8)	$149,466

(1)	The amounts reflected as Market Payout Value are based on the closing price of our common stock ($17.18) on December 29, 2006, the last business day of 2006, as reported on the New York Stock Exchange.

(2)	Mr. Tobin was awarded 250,000 deferred stock units, 50% of which will vest on December 31, 2008, and 50% of which will vest on December 31, 2009, contingent on his continued employment as of each of those dates. The shares will be issued to Mr. Tobin during the seventh month following cessation of his employment with us. See further description of this award in the “Grants of Plan Based Awards” table above and the Compensation Discussion and Analysis beginning on page [ ].

(3)	Mr. Tobin was awarded an opportunity to receive up to 2,000,000 performance-based deferred stock units that will vest in equal installments on each of December 31, 2008 and 2009, provided certain performance conditions have been satisfied. In accordance with SEC rules, the number of unearned shares represents the lowest award level which has not yet been earned. The number of shares reflected in this column reflects the threshold award level since the minimum performance condition has not yet been satisfied. See further description of this award in the “Grants of Plan Based Awards” table above and the Compensation Discussion and Analysis beginning on page [ ].

(4)	These stock options vested on February 25, 2007.

(5)	These stock options will vest on December 16, 2007.

(6)	These stock options vest in three equal annual installments beginning on January 3, 2007.

(7)	These deferred stock units vest in five equal annual installments beginning on July 1, 2007 (the second anniversary of the date of the award).

(8)	These deferred stock units vest in four equal annual installments beginning on May 17, 2007 (the second anniversary of the date of the award).

(9)	These stock options will vest on December 11, 2007.

(10)	These stock options will vest in five equal annual installments beginning on July 1, 2007 (the second anniversary of the grant date).

(11)	These stock options will vest in four equal annual installments beginning on May 17, 2007 (the first anniversary of the grant date).

(12)	These stock options will vest in four equal annual installments beginning on May 8, 2007 (the first anniversary of the grant date).

(13)	These deferred stock units will vest in four equal annual installments beginning on May 8, 2008 (the second anniversary of the date of the award).

OPTION EXERCISES AND STOCK VESTED

None of our NEOs exercised any stock options or had any shares of stock vest during the year ended December 31, 2006.

PENSION BENEFITS

The table below shows the present value of accumulated benefits payable to each of our NEOs, including the number of years of services credited to each NEO, under our Executive Retirement Plan as of December 31, 2006.

		Number of Years of	Present Value of	Payments During
		Credited Service	Accumulated	Last Fiscal Year
Name	Plan Name (1)	(#)(2)	Benefits ($)(3)(4)	($)

James R. Tobin	BSC Executive Retirement Plan	7.79	$1,504,568	$0
Lawrence C. Best	BSC Executive Retirement Plan	14.42	$1,980,149	$0
Paul A. LaViolette	BSC Executive Retirement Plan	12.96	$1,274,165	$0
Fredericus A Colen	BSC Executive Retirement Plan	7.38	$687,439	$0
Paul W. Sandman	BSC Executive Retirement Plan	13.67	$1,310,118	$0

(1)	We maintain an Executive Retirement Plan which covers executive officers. The plan provides retiring executive officers with a lump sum benefit (payable on the 181st day following retirement) equal to 2.5 months of salary for each completed year of service, up to a maximum of 36 months. Participants may retire with unreduced benefits once the retirement conditions have been satisfied. Mr. Tobin, Mr. Best and Mr. Sandman are currently eligible for retirement under the plan. For further discussion of our Executive Retirement Plan, please refer to the Compensation Discussion and Analysis beginning on page [ ].

(2)	The number of years of credited service reflect the NEO’s actual service with us. We do not credit additional years of service under the plan. Rather, the plan provides that the number of years of credited service is calculated through the executive officer’s last day worked. Partially completed years of service will be pro-rated based on calendar days, and calculated to the second decimal point.

(3)	The amounts reflected in this column represent the benefit the NEO has accrued based upon his salary and the number of years of credited service as of December 31, 2006.

(4)	The amounts attributable to Mr. LaViolette and Mr. Colen in this column have been discounted from the earliest retirement age to December 31, 2006, using a discount rate of 5.75%. Mr. LaViolette and Mr. Colen are not currently entitled to receive these benefits because they have not met the 55 years of age threshold for retirement under this plan.

NONQUALIFIED DEFERRED COMPENSATION

The table below shows aggregate earnings and balances for each of our NEOs under our 401(k) Excess Benefit Plan as of December 31, 2006.

	Executive	Registrant
	Contributions	Contributions	Aggregate	Aggregate	Aggregate
	in the Last	in the Last	Earnings in	Withdrawals/	Balance at Last
	Fiscal Year	Fiscal Year	Last Fiscal	Distributions	Fiscal Year End
Name	($)	($)	Year ($)(1)	($)	($)

James R. Tobin	—	—	$2,536	—	$18,746
Lawrence C. Best	—	—	$3,454	—	$25,536
Paul A. LaViolette	—	—	$3,454	—	$25,536
Fredericus A. Colen	—	—	$1,748	—	$15,260
Paul W. Sandman	—	—	$3,872	—	$26,103

(1)	We have a 401(k) Excess Benefit Plan, which is a non-qualified deferred compensation plan for executive officers. The amounts reflected in this column represent earnings during 2006 under our 401(k) Excess Benefit Plan as a result of our one-time special
401(k) contribution in 2004. The amounts are not included in the Summary Compensation Table under the column titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings” since the earnings were neither above market nor preferential. Our Excess Benefit Plan is generally a mirror of our 401(k) Retirement Savings Plan in terms of investment choices except that executive officers may not elect the BSC Stock Fund or the Vanguard Retirement Savings Trust as investment vehicles under this plan. The investment elections are made by each individual participant and may be changed on a daily basis. A lump sum cash payment is available to the participant only upon retirement or termination of employment. Distributions to participants are made within six months following retirement or termination of employment. For a further description of our 401(k) Excess Benefit Plan, see the section titled “401(k) Excess Benefit Plan” in the Compensation Discussion and Analysis beginning on page [ ].

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables show potential payments to our NEOs under existing agreements, plans or other arrangements, for various scenarios involving a change in control or termination of employment of each of our NEOs, assuming the termination date to be December 31, 2006, and where applicable using the closing price of our common stock of $17.18 (as reported on the New York Stock Exchange on December 29, 2006, the last trading day of the year).

James R. Tobin

			Involuntary	Termination
		Voluntary	Termination	Following
	Termination	Termination	without	Change in
	For Cause(1)	(2)	Cause(3)	Control(4)	Disability	Death	Retirement

PAYMENTS DUE UPON TERMINATION:
Cash Severance
Base Salary	$0	$0	$0	$2,781,231	$0	$0	$0
Bonus	$0	$0	$0	$2,781,231	$0	$0	$0
Pro-rata Target Bonus(5)	$0	$927,077	$927,077	$927,077	$927,077	$927,077	$927,077

Total Cash Severance	$0	$927,077	$927,077	$6,489,539	$927,077	$927,077	$927,077
Benefits & Perquisites				$0
Executive Retirement Plan(6)	$0	$1,504,568	$1,504,568	$1,504,568	$0	$1,504,568	$1,504,568
Severance Pay Plan(7)	$0	$0	$0	$0	$0	$0	$0
Health and Welfare Benefits	$0	$0	$0	$34,718	$0	$0	$0
Post-Termination Life Insurance	$0	$0	$0	$2,880	$0	$0	$0
Executive Allowance	$0	$0	$0	$75,000	$0	$0	$0
Executive Life Payment(8)	$0	$0	$0	$0	$0	$0	$0
Total Benefits & Perquisites	$0	$1,504,568	$1,504,568	$1,617,166	$0	$1,504,568	$1,504,568
280G Tax Gross-Up	$0	$0	$0	$0	$0	$0	$0
Long-Term Incentives
Value of Accelerated Stock Options(9)	$0	$0	$0	$0	$0	$0	$0
Value of Accelerated Deferred Stock Units(10)	$0	$0	$0	$4,295,000	$4,295,000	$4,295,000	$0
Value of Accelerated Performance Shares(11)	$0	$0	$0	$0	$0	$0	$0

Total Value of Accelerated Equity Grants	$0	$0	$0	$4,295,000	$4,295,000	$4,295,000	$0
Total Value: All Benefits	$0	$2,431,645	$2,431,645	$12,401,705	$5,222,077	$6,726,645	$2,431,645

Lawrence C. Best

			Involuntary	Termination
	Termination		Termination	Following
	For	Voluntary	without	Change in
	Cause(1)	Termination(2)	Cause(3)	Control(4)	Disability	Death	Retirement

PAYMENTS DUE UPON TERMINATION:
Cash Severance
Base Salary	$0	$0	$0	$1,980,150	$0	$0	$0
Bonus	$0	$0	$0	$1,485,113	$0	$0	$0
Pro-rata Target Bonus(5)	$0	$495,038	$495,038	$495,038	$495,038	$495,038	$495,038

Total Cash Severance	$0	$495,038	$495,038	$3,960,301	$495,038	$495,038	$495,038
Benefits & Perquisites
Executive Retirement Plan(6)	$0	$1,980,149	$1,980,149	$1,980,149	$0	$1,980,149	$1,980,149
Severance Pay Plan(7)	$0	$0	$0	$0	$0	$0	$0
Health and Welfare Benefits	$0	$0	$0	$45,181	$0	$0	$0
Post-Termination Life Insurance	$0	$0	$0	$2,880	$0	$0	$0
Executive Allowance	$0	$0	$0	$75,000	$0	$0	$0
Executive Life Payment(8)	$0	$0	$0	$0	$0	$0	$0

Total Benefits & Perquisites	$0	$1,980,149	$1,980,149	$2,103,210	$0	$1,980,149	$1,980,149
280G Tax Gross-Up	$0	$0	$0	$0	$0	$0	$0
Long-Term Incentives
Value of Accelerated Stock Options(9)	$0	$0	$0	$0	$0	$0	$0
Value of Accelerated Deferred Stock Units (10)	$0	$1,042,826	$1,042,826	$1,326,296	$1,326,296	$1,326,296	$1,042,826
Value of Accelerated Performance Shares	$0	$0	$0	$0	$0	$0	$0

Total Value of Accelerated Equity Grants	$0	$1,042,826	$1,042,826	$1,326,296	$1,326,296	$1,326,296	$1,042,826
Total Value: All Benefits	$0	$3,518,013	$3,518,013	$7,389,807	$1,821,333	$3,801,483	$3,518,013

Paul A. LaViolette

			Involuntary	Termination
	Termination		Termination	Following
	For	Voluntary	without	Change in
	Cause(1)	Termination(2)	Cause(3)	Control(4)	Disability	Death	Retirement

PAYMENTS DUE UPON TERMINATION:
Cash Severance
Base Salary	$0	$0	$0	$1,980,000	$0	$0	$0
Bonus	$0	$0	$0	$1,683,000	$0	$0	$0
Pro-rata Target Bonus(5)	$0	$0	$0	$561,000	$561,000	$561,000	$0

Total Cash Severance	$0	$0	$0	$4,224,000	$561,000	$561,000	$0
Benefits & Perquisites
Executive Retirement Plan(6)	$0	$0	$0	$0	$0	$0	$0
Severance Pay Plan(7)	$0	$0	$660,000	$0	$0	$0	$0
Health and Welfare Benefits	$0	$0	$15,369	$46,107	$0	$0	$0
Post-Termination Life Insurance	$0	$0	$0	$0	$0	$0	$0
Executive Allowance	$0	$0	$0	$75,000	$0	$0	$0
Executive Life Payment(8)	$0	$96,467	$96,467	$96,467	$96,467	$0	$96,467

Total Benefits & Perquisites	$0	$96,467	$771,836	$217,574	$96,467	$0	$96,467
280G Tax Gross-Up	$0	$0	$0	$0	$0	$0	$0
Long-Term Incentives
Value of Accelerated Stock Options(9)	$0	$0	$0	$0	$0	$0	$0
Value of Accelerated Deferred Stock Units(10)	$0	$0	$0	$1,718,000	$1,718,000	$1,718,000	$0
Value of Accelerated Performance Shares	$0	$0	$0	$0	$0	$0	$0

Total Value of Accelerated Equity Grants	$0	$0	$0	$1,718,000	$1,718,000	$1,718,000	$0
Total Value: All Benefits	$0	$96,467	$771,836	$6,159,574	$2,375,467	$2,279,000	$96,467

Fredericus A. Colen

			Involuntary	Termination
	Termination		Termination	Following
	For	Voluntary	without	Change in
	Cause(1)	Termination(2)	Cause(3)	Control(4)	Disability	Death	Retirement

PAYMENTS DUE UPON TERMINATION:
Cash Severance
Base Salary	$0	$0	$0	$1,500,033	$0	$0	$0
Bonus	$0	$0	$0	$1,125,025	$0	$0	$0
Pro-rata Target Bonus(5)	$0	$0	$0	$375,008	$375,008	$375,008	$0

Total Cash Severance	$0	$0	$0	$3,000,066	$375,008	$375,008	$0
Benefits & Perquisites
Executive Retirement Plan(6)	$0	$0	$0	$0	$0	$0	$0
Severance Pay Plan(7)	$0	$0	$291,673	$0	$0	$0	$0
Health and Welfare Benefits	$0	$0	$11,573	$34,718	$0	$0	$0
Post-Termination Life Insurance	$0	$0	$0	$0	$0	$0	$0
Executive Allowance	$0	$0	$0	$75,000	$0	$0	$0
Executive Life Payment(8)	$0	$58,029	$58,029	$58,029	$58,029	$0	$58,029

Total Benefits & Perquisites	$0	$58,029	$361,275	$167,747	$58,029	$0	$58,029
280G Tax Gross-Up	$0	$0	$0	$0	$0	$0	$0
Long-Term Incentives
Value of Accelerated Stock Options(9)	$0	$0	$0	$0	$0	$0	$0
Value of Accelerated Deferred Stock Units(10)	$0	$0	$0	$1,468,890	$1,468,890	$1,468,890	$0
Value of Accelerated Performance Shares	$0	$0	$0	$0	$0	$0	$0

Total Value of Accelerated Equity Grants	$0	$0	$0	$1,468,890	$1,468,890	$1,468,890	$0
Total Value: All Benefits	$0	$58,029	$361,275	$4,636,703	$1,901,927	$1,843,898	$58,029

Paul W. Sandman

			Involuntary	Termination
		Voluntary	Termination	Following
	Termination	Termination	Without	Change in
	For Cause(1)	(2)	Cause (3)	Control(4)	Disability	Death	Retirement

PAYMENTS DUE UPON TERMINATION:
Cash Severance
Base Salary	$0	$0	$0	$1,380,081	$0	$0	$0
Bonus	$0	$0	$0	$1,035,061	$0	$0	$0
Pro-rata Target Bonus(5)	$0	$345,020	$345,020	$345,020	$345,020	$345,020	$345,020

Total Cash Severance	$0	$345,020	$345,020	$2,760,162	$345,020	$345,020	$345,020
Benefits & Perquisites
Executive Retirement Plan(6)	$0	$1,310,118	$1,310,118	$1,310,118	$0	$1,310,118	$1,310,118
Severance Pay Plan(7)	$0	$0	$0	$0	$0	$0	$0
Health and Welfare Benefits	$0	$0	$0	$46,107	$0	$0	$0
Post-Termination Life Insurance	$0	$0	$0	$0	$0	$0	$0
Executive Allowance	$0	$0	$0	$75,000	$0	$0	$0
Executive Life Payment(8)	$0	$82,600	$82,600	$82,600	$82,600	$0	$82,600

Total Benefits & Perquisites	$0	$1,392,718	$1,392,718	$1,513,825	$82,600	$1,310,118	$1,392,718
280G Tax Gross-Up	$0	$0	$0	$0	$0	$0	$0
Long-Term Incentives
Value of Accelerated Stock Options(9)	$0	$0	$0	$0	$0	$0	$0
Value of Accelerated Deferred Stock Units(10)	$0	$0	$0	$836,666	$836,666	$836,666	$609,890
Value of Accelerated Performance Shares	$0	$0	$0	$0	$0	$0	$0

Total Value of Accelerated Equity Grants	$0	$0	$0	$836,666	$836,666	$836,666	$609,890
Total Value: All Benefits	$0	$1,737,738	$1,737,738	$5,110,653	$1,264,286	$2,491,804	$2,347,628

(1)	Employees, including executive officers, are not entitled to any benefits upon termination for Cause. All unvested stock options and deferred stock units will be forfeited as of the date of termination, and any vested but unexercised stock options will also be forfeited upon the date of termination.

(2)	Amounts reflected in this column represent benefits payable to the NEO upon the voluntary termination of a NEO.

(3)	Amounts reflected in this column represent benefits payable to the NEO upon the involuntary termination of a NEO other than termination for Cause or termination resulting from a Change in Control.

(4)	Amounts reflected in this column represent benefits payable under our Retention Agreements. For a further description of our Retention Agreements, see the Compensation Discussion and Analysis beginning on page [ ].

(5)	Amounts reflected in the Pro-Rata Target Bonus row represent amounts earned and accrued under our Performance Incentive Plan. Under our plan, these amounts will be paid on a pro-rated basis through the date of termination, disability, death or retirement. For a further description of our Performance Incentive Plan, see the Compensation Discussion and Analysis beginning on page [ ].

(6)	Amounts reflected in the Executive Retirement Plan row represent amounts earned under our Executive Retirement Plan, provided the NEO has reached the age of retirement under the plan (the sum of the executive officer’s age and years of service equal 65, provided the executive officer is at least 55 years old and has completed at least 5 years of service with the Company). For a further description of our Executive Retirement Plan, see the Compensation Discussion and Analysis beginning on page [ ].

(7)	Amounts reflected in the Severance Pay Plan row represent amounts the NEO would be entitled to receive under the Boston Scientific Severance Pay Plan. For a further description of our Severance Pay Plan, please refer to the Compensation Discussion and Analysis beginning on page [ ].

(8)	The amounts reflected in the Executive Life Payment row represent amounts the NEO is entitled to receive for Executive Life Insurance in lieu of Company-paid life insurance including a gross-up amount to cover related tax obligations. These payments continue to the earlier of death or a specified number of years. The annual premium, the amount of gross-up related to tax obligations and the number of years remaining under each policy are listed below:

Name	Annual Premium	2006 Tax Gross-Up	Remaining Years under Universal Life Policy

Paul LaViolette	$49,557	$46,910	15
Fredericus A. Colen	$27,634	$30,395	11
Paul W. Sandman	$37,723	$44,877	5

(9)	The amounts related to acceleration of stock options represent the value of unvested and accelerated in-the-money stock options as of December 31, 2006. At December 31, 2006, the NEOs do not have any in-the-money unvested stock options. Vested stock options would remain exercisable under the same conditions as all other participants in our equity program.

(10)	The amounts related to acceleration of deferred stock units represent the value of the number of accelerated deferred stock units as of December 31, 2006, calculated by multiplying the number of accelerated deferred stock units by the closing price of our common stock on December 29, 2006.

(11)	In the event of termination resulting from Disability, Death, Involuntary Termination without Cause or Termination Following a Change in Control, the number of shares to be issued to Mr. Tobin at that time under his performance share award will be determined in accordance with the performance criteria described in the Compensation Discussion and Analysis beginning on page [ ].

EQUITY COMPENSATION PLANS

The following table summarizes information, as of December 31, 2006, relating to our equity compensation plans pursuant to which grants of options, restricted stock grants or other rights to acquire shares may be granted from time to time.

Number of
	Number of			Securities Remaining
	Securities to Be			Available for Future
	Issued upon Exercise	Weighted Average		Issuance under Equity
	of Outstanding	Exercise Price of		Compensation Plans
	Options,	Outstanding Options,		(Excluding Securities
	Warrants and Rights	Warrants and Rights		Reflected in Column (a))
Plan Category	(a)	(b)		(c)

Equity compensation plans approved by security holders(1)	61,879,504	$20.27	(2)	42,052,732
Equity compensation plans not approved by security holders(3)	0	$0		0

Total	61,879,504	$20.27	(2)	42,052,732

(1)	Amounts include outstanding options under our 1992, 1995, 2000 and 2003 Long-Term Incentive Plans and our 1992 Non-Employee Directors’ Stock Option Plan. The amount in column (c) includes 18,904,551 shares available for purchase by employees under our Global Employee Stock Ownership Plan, which are not available for grant in any other form. Our 1992 Long-Term Incentive and 1992 Non-Employee Directors’ Stock Option Plans expired on March 31, 2002 and our 1995 Long-Term Incentive Plan expired on May 9, 2005, after which time grants were only issued under our 2000 and 2003 Long-Term Incentive Plans. Amounts in column (a) also include 9,875,069 shares awarded under our 2000 and 2003 Long-Term Incentive Plans in the form of deferred stock units and restricted stock.

(2)	This weighted average exercise price does not include outstanding deferred stock units and restricted stock.

(3)	We have acquired a number of companies over the past several years, including Guidant Corporation in 2006. From time to time, we have assumed the acquired company’s incentive plan(s), including the outstanding options and warrants, if any, granted under the plan(s). No further options are granted under these plans beyond those assumed in connection with the acquisitions. Assumed options that terminate prior to expiration are not available for re-grant. As of December 31, 2006, the aggregate number of shares to be issued under these assumed plans totaled 31,026,316. The weighted average exercise price of these options is $13.79.

DIRECTOR COMPENSATION

We use a combination of cash and equity inventive compensation to compensate our non-employee directors. To determine the appropriate level of compensation, we rely on the consulting services of Watson Wyatt and publicly available data describing director compensation in peer companies. We also take into consideration the significant amount of time and dedication required by the directors to fulfill their duties on our Board and Board committees as well as the need to continue to attract highly qualified candidates to serve on our Board. In 2006, we adjusted our director compensation as follows:

Non-employee Directors.  We compensate our non-employee directors (other than the Chairman of the Board) as follows:

•	An annual retainer of $60,000;

•	An annual grant of the number of shares of restricted stock determined by dividing $80,000 by the fair market value of our stock on the date of grant;

•	An annual fee of $20,000 for the Chair of the Audit Committee; and

•	An annual fee of $10,000 for each Chair of committees other than the Audit Committee.

For 2006, the restricted stock awards were made as of July 25, 2006, but will be made as of the date of our annual meeting thereafter (or, if a director is elected to the Board on a date other than the annual meeting, on that date the director is first elected to the Board).

Employee Directors.  Directors who are also employees of the Company receive no additional compensation for serving on the Board or its committees.

Chairman of the Board.  Our Chairman of the Board receives an annual retainer of $210,000 and an annual grant of the number of shares of our restricted stock determined by dividing $120,000 by the fair market value of our stock on the date of grant.

In addition, we pay or reimburse our directors for transportation, hotel, food and other incidental expenses incurred in connection with attending Board and committee meetings and participating in director education programs.

We grant restricted stock awards to our non-employee directors at no charge, but they are subject to forfeiture restrictions. The shares become free from restriction upon the expiration of each director’s current term of office. The annual option grant and restricted stock awards are generally made on the date of each Annual Meeting, but if a director is elected to the Board on a date other than the Annual Meeting, a restricted stock award may be made on the date the director is first elected to the Board.

Non-employee directors may, by written election, defer receipt of all or a portion of the annual cash retainer, committee chair fees and the restricted stock award under our Deferred Compensation Program until he or she retires from our Board. Cash amounts deferred can be invested in common stock equivalents or another investment option in which we credit the amount deferred, plus accrued interest (compounded annually based upon the Moody’s Composite Yield on Seasoned Corporate Bonds as reported for the month of September of each calendar year). Amounts are only payable after a director’s termination of Board service, and may be either paid as a lump sum or in installments previously specified by the director at the time of election.

Stock ownership guidelines for directors.  All of our directors are required to have a significant personal investment in the Company through their ownership of our shares. As a guideline, each director should own at least 6,000 shares of our common stock within three years of his or her joining the Board. For purposes of satisfying this obligation, restricted stock, stock equivalent units or stock unit deferrals under our Deferred Compensation Plan may be included in the aggregate number of shares held by a director. All of our directors either currently meet our director stock ownership guidelines or we expect that they will meet the guidelines within three years of becoming a director.

DIRECTOR COMPENSATION IN FISCAL 2006

The table below summarizes the compensation we paid to our non-employee directors for the year ended December 31, 2006.

	Fees Earned		Option
	or Paid in	Stock Awards	Awards	All Other
Name (1)	Cash ($)(3)	($)(4)	($)(5)	Compensation($)(6)	Total ($)

John E. Abele	$60,000	$101,195	$8,802	$1,214,165	$1,384,162
Ursula M. Burns	$66,250	$90,801	$15,509	$0	$172,560
Nancy-Ann DeParle(2)	$45,000	$19,391	$0	$0	$64,391
Joel L. Fleishman	$80,000	$126,001	$15,509	$0	$221,510
Marye Anne Fox	$60,000	$135,953	$15,509	$0	$211,462
Ray J. Groves	$67,500	$99,836	$15,509	$0	$182,845
Kristina M. Johnson(2)	$45,000	$11,617	$0	$0	$56,617
Ernest Mario	$67,500	$126,001	$15,509	$0	$209,010
N.J. Nicholas, Jr.	$60,000	$135,953	$15,509	$0	$211,462
Pete M. Nicholas	$210,000	$149,754	$13,203	$1,436,448	$1,809,405
John E. Pepper	$60,000	$135,953	$15,509	$0	$211,462
Uwe E. Reinhardt	$60,000	$126,001	$15,509	$0	$201,510
Warren B. Rudman	$80,000	$99,836	$15,509	$0	$195,345

(1)	James R. Tobin, a director and our President and Chief Executive Officer, is an employee and is not included in this table. Mr. Tobin’s compensation is discussed in our Compensation Discussion and Analysis beginning on page [ ] and is included in the Summary Compensation Table beginning on page [ ].

(2)	Ms. DeParle and Ms. Johnson were elected as directors in May 2006.

(3)	The following non-employee directors elected to defer all or a portion of their 2006 annual cash retainers in the form of common stock equivalent units in accordance with our Deferred Compensation Plan available to non-employee directors:

	2006 Cash	Common Stock
Name	Deferred	Equivalent Units

Ursula M. Burns	$66,250	3,514
Marye Anne Fox	$30,000	1,572
Ray J. Groves	$67,500	3,564
Kristina M. Johnson	$11,250	636
Ernest Mario	$67,500	3,564
N.J. Nicholas, Jr.	$60,000	3,143
John E. Pepper	$60,000	3,143
Warren B. Rudman	$75,000	3,985

In addition, Marye Anne Fox elected to defer a portion of her 2006 cash retainer under the Moody’s investment option provided under the Deferred Compensation Plan.

(4)	Under our director compensation program, each non-employee director, except the Chairman of the Board, was granted a restricted stock award on July 25, 2006 in an amount of shares equal to the grant date fair value of $80,000, or 4,782 shares. Our Chairman of the Board was also granted a restricted stock award on July 25, 2006 in an amount of shares equal to the grant date fair value of $120,000, or 7,173 shares. The restricted stock awards vest upon the expiration of each director’s current term of office. The amounts reflected in this column represent the amount of expense we recognized for each of the director’s awards.

The aggregate total number of outstanding restricted awards is shown below:

Name	Grant Date	Number of Shares	Vesting Date

John E. Abele	7/25/06	4,782	May 2009
Ursula M. Burns	5/11/04	2,000	May 8, 2007
	5/10/05	2,000	May 8, 2007
	7/25/06	4,782	May 8, 2007
Nancy-Ann DeParle	7/25/06	4,782	May 2008
Joel L. Fleishman	7/25/06	4,782	May 2009
Marye Anne Fox	5/11/04	2,000	May 8, 2007
	5/10/05	2,000	May 8, 2007
	7/25/06	4,782	May 8, 2007
Ray J. Groves	5/10/05	2,000	May 2008
	7/25/06	4,782	May 2008
Kristina M. Johnson	7/25/06	4,782	May 2009
Ernest Mario	7/25/06	4,782	May 2009
N.J. Nicholas, Jr.	5/11/04	2,000	May 8, 2007
	5/10/05	2,000	May 8, 2007
	7/25/06	4,782	May 8, 2007
Pete M. Nicholas	5/10/05	3,000	May 2008
	7/25/06	7,173	May 2008
John E. Pepper	5/11/04	2,000	May 8, 2007
	5/10/05	2,000	May 8, 2007
	7/25/06	4,782	May 8, 2007
Uwe Reinhardt	7/25/06	4,782	May 2009
Warren B. Rudman	5/10/05	2,000	May 2008
	7/25/06	4,782	May 2008

The following directors deferred receipt of these shares under and in accordance with the terms of our Deferred Compensation Plan:

Name	No. of Shares
Ursula M. Burns	4,782
Marye Anne Fox	4,782
Ray J. Groves	4,782
Kristina M. Johnson	4,782
Ernest Mario	4,782
N.J. Nicholas, Jr.	4,782
John E. Pepper	4,782
Warren B. Rudman	4,782

(5)	No stock options were granted to non-employee directors in 2006. The amounts in this column reflect the expenses related to stock options granted in prior periods and recognized in our 2006 financial statements as described in Statement of Financial Accounting Standards No. 123(R). For a discussion of the valuation assumptions, see Note L to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006. Aggregate total numbers of stock option awards outstanding are shown below.

				Outstanding
	Grant	Expiration	Exercise	Stock Options
Name	Date	Date	Price	(Exercisable)

John E. Abele	5/5/97	5/5/07	$12.41	181,000
	5/10/05	5/10/15	$29.75	666
Ursula M. Burns	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666
Nancy-Ann DeParle	—	—	—	—
Joel L. Fleishman	5/5/97	5/5/07	$12.31	8,000
	5/5/98	5/5/08	$18.34	8,000
	5/4/99	5/4/09	$20.63	8,000
	5/8/01	5/8/11	$7.765	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666
Marye Anne Fox	10/31/01	10/31/11	$11.38	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666

				Outstanding
	Grant	Expiration	Exercise	Stock Options
Name	Date	Date	Price	(Exercisable)

Ray J. Groves	5/4/99	5/4/09	$20.63	8,000
	5/8/01	5/8/11	$7.765	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666
Kristina M. Johnson	—	—	—	—
Ernest Mario	10/31/01	10/31/11	$11.38	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666
N.J. Nicholas, Jr.	5/5/98	5/5/08	$18.34	8,000
	5/4/99	5/4/09	$20.63	8,000
	5/8/01	5/8/11	$7.765	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666
Pete M. Nicholas	5/5/97	5/5/07	$12.31	960,000
	12/19/97	12/19/07	$10.39	56,000
	12/23/98	12/23/08	$12.44	30,000
	5/9/00	5/9/10	$14.16	180,000
	7/25/00	7/25/10	$8.50	180,000
	12/6/00	12/6/10	$6.13	784,500
	12/17/01	12/17/11	$12.5	70,000
	5/10/05	5/10/15	$29.75	1,000
John E. Pepper	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666
Uwe Reinhardt	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666
Warren B. Rudman	5/9/00	5/9/10	$14.16	8,000
	5/8/01	5/8/11	$7.765	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.255	4,000
	5/11/04	5/11/14	$39.30	1,334
	5/10/05	5/10/15	$29.75	666

(6)	The numbers reflected in this column includes all other compensation received by the following directors in 2006:

	Annual		Long		Executive
	Founder’s	Medical	Term	Charitable	Life	Other
Name	Benefits(a)	Benefits(a)	Care(a)	Donation(a)	Insurance(b)	Perquisites(c)	Total(d)

John E. Abele	$150,000	$12,731	$8,603	$1,000,000	$41,394	0	$1,214,165
Pete M. Nicholas	$225,000	$11,119	$12,744	$1,000,000	$163,106	$23,049	$1,436,448

(a)	Amounts included in these columns reflect payments to each of our founders upon their retirement as employees as described below.

(b)	Amounts in this column attributable to Mr. Abele include imputed income and a gross-up amount of $17,282 to cover related tax obligations related to the termination of a previously established split dollar life insurance program. Amounts attributable to Mr. Pete Nicholas include amounts to fund premiums for universal life insurance and imputed income related to the termination of a previously established split dollar life insurance program and a gross up amount of $72,822 to cover related tax obligations.

(c)	This column includes amounts paid for transportation services for Mr. Pete Nicholas.

(d)	This column also includes incidental amounts that fall below the required disclosure thresholds.

In May 2005, Pete M. Nicholas, our co-founder and Chairman of the Board, and John E. Abele, our co-founder, retired as employees of Boston Scientific. In connection with their retirement:

•	Mr. Nicholas receives an annual payment of $225,000 for life, and medical coverage under our benefit policies for as long as he remains a director or “director emeritus.” We will continue to fund his existing long-term care insurance and executive life insurance. Mr. Nicholas will continue to have the use of an office at our Natick headquarters or other Boston Scientific facilities and secretarial and administrative support, on an as-needed basis. We will also make a one-time charitable donation of up to $1 million to any qualified charitable organization designated by Mr. Nicholas; and

•	Mr. Abele receives an annual payment of $150,000 for life, and medical coverage under our benefit policies for as long as he remains a director or “director emeritus.” We will continue to fund his existing long-term care insurance and executive life insurance. Mr. Abele will continue to have the use of an office at our Natick headquarters or other Boston Scientific facilities and secretarial and administrative support, on an as-needed basis. We will also make a one-time charitable donation of up to $1 million to any qualified charitable organization designated by Mr. Abele.

Mr. Nicholas continues to serve on our Board of Directors and will receive the Chairman of the Board compensation as described above. Mr. Abele continues to serve on our Board of Directors and will receive the non-employee director compensation as described above.

EXECUTIVE OFFICERS

Our executive officers as of March 31, 2007

As of March 31, 2007, our executive officers were:

Name	Title

James R. Tobin	Director, President and Chief Executive Officer
Donald S. Baim	Senior Vice President and Chief Medical and Scientific Officer
Mark C. Bartell	Senior Vice President, Global Sales & Marketing, CRM
Lawrence C. Best	Executive Vice President, Finance and Administration and Chief Financial Officer
Brian R. Burns	Senior Vice President, Quality
Fredericus A. Colen	Executive Vice President, Operations and Technology, CRM and Chief Technology Officer
Paul Donovan	Senior Vice President, Corporate Communications
James Gilbert	Group President, Cardiovascular
Jeffrey H. Goodman	Executive Vice President, International
William Kucheman	Senior Vice President and Group President, Interventional Cardiology
Paul A. LaViolette	Chief Operating Officer
William F. McConnell, Jr.	Senior Vice President, Administration, CRM
Stephen F. Moreci	Senior Vice President and Group President, Endosurgery
Kenneth J. Pucel	Executive Vice President, Operations
Lucia L. Quinn	Executive Vice President, Human Resources
Paul W. Sandman	Executive Vice President, Secretary and General Counsel

Additional information about our executive officers

Biographical information concerning our executive officers and their ages can be found under the caption “Directors, Executive Officers and Corporate Governance” in our 2006 Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this Proxy Statement.

STOCK OWNERSHIP

Stock ownership of our largest stockholders

Set forth below are stockholders known by us to beneficially own more than 5% of our common stock. In general, “beneficial ownership” includes those shares a person or entity has the power to vote or transfer, and stock options that are exercisable currently or within 60 days. Unless otherwise indicated, the persons and entities named below have sole voting and investment power over the shares listed. The table below outlines, as of January 31, 2007, the beneficial ownership of these individuals and entities. As of January 31, 2007, there were 1,480,340,219 shares of our common stock outstanding.

	Number of
	Shares	Percent of
	Beneficially	Shares
Name and Address	Owned	Outstanding

Pete M. Nicholas	92,686,695(1)	6.3%
c/o Boston Scientific Corporation One Boston Scientific Place Natick, MA 01760
Promerica, L.P	80,718,018(2)	5.5%
Pete M. Nicholas, General Partner
c/o The Bollard Group One Joy Street Boston, MA 02108

(1)	Includes 80,718,018 shares of common stock held by Promerica, L.P., separately presented, a family limited partnership of which Pete M. Nicholas is general partner and as to which he is deemed to have beneficial ownership, 3,350,086 shares held jointly by Pete M. Nicholas and his spouse, with whom he shares voting and investment power, 10,173 shares of restricted stock subject to certain forfeiture provisions granted pursuant to our 2003 Long-Term Incentive Plan, as to which Mr. Nicholas has sole voting but not investment power, and 2,261,500 shares subject to exercisable options granted pursuant to our 1995 and 2000 Long-Term Incentive Plans. Also includes 152,000 shares held by Pete M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas, as trustees of an irrevocable trust for the benefit of Mr. N. J. Nicholas, Jr.’s children as to which Pete M. Nicholas disclaims beneficial ownership. Excludes 1,315,001 shares of stock held by Ruth V. Lilly Nicholas and N. J. Nicholas, Jr., as Trustees of an irrevocable trust for the benefit of Pete M. Nicholas’ children and spouse, as to which Pete M. Nicholas disclaims beneficial ownership. Mr. Nicholas maintains margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances, if any, in the accounts. As of December 31, 2006, Mr. Nicholas held 5,867,347 shares of our common stock in such accounts.

(2)	These shares are also included in the shares held by Pete M. Nicholas, separately presented, because as general partner of Promerica, L.P., Mr. Nicholas is deemed to have beneficial ownership of these shares. Promerica, L.P. maintains a credit line account and a margin securities account at brokerage firms, and the positions held in such accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances, if any, in the accounts. As of December 31, 2006, Promerica, L.P. held an aggregate of 80,718,018 shares of our common stock in such accounts.

Stock ownership of our directors and executive officers

The following table shows, as of January 31, 2007, the amount of our common stock beneficially owned by:

(1) our directors and director nominees;

(2) our executive officers named in the Summary Compensation Table above; and

(3) all of our directors and executive officers as a group.

	Number of Shares	Percent of
Name	Beneficially Owned	Shares Outstanding

John E. Abele(1)	58,753,886	4.0%
Ursula M. Burns(2)	36,282	*
Nancy-Ann DeParle(3)	54,782
Joel L. Fleishman(4)	164,099	*
Marye Anne Fox(5)	38,096	*
Ray J. Groves(6)	59,949	*
Kristina M. Johnson(7)	60,009
Ernest Mario(8)	202,282	*
N.J. Nicholas, Jr.(9)	1,531,583	*
Pete M. Nicholas(10)	92,686,695	6.3%
John E. Pepper(11)	58,182	*
Uwe E. Reinhardt(12)	51,782	*
Warren B. Rudman(13)	49,782	*
James R. Tobin(14)	3,422,227	*
Lawrence C. Best(15)	2,461,869	*
Fredericus A. Colen(16)	343,674	*
Paul A. LaViolette(17)	1,330,956	*
Paul W. Sandman(18)	796,766	*
All directors and executive officers as a group (29 persons)(19)	164,872,047	11.0%

*	Reflects beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)	Includes 3,540,500 shares of stock held by a charitable trust of which Mr. Abele shares voting and investment control, 6,782 shares of restricted stock subject to certain forfeiture provisions granted pursuant to our 2003 Long-Term Incentive Plan, as to which Mr. Abele has sole voting but not investment power, 361,438 shares of common stock held by a trust of which Mr. Abele shares voting and investment control and 181,666 shares subject to exercisable options granted pursuant to our 1995 Long-Term Incentive Plan. Also includes 400,000 shares held by Mary S. Abele, Mr. Abele’s spouse, with respect to which Mr. Abele disclaims beneficial ownership. Mr. Abele maintains a credit line account and a margin securities account at brokerage firms, and the positions held in such accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances, if any, in the accounts. As of December 31, 2006, Mr. Abele held an aggregate of 45,471,288 shares of our common stock in such accounts.

(2)	Includes 10,000 shares of common stock subject to exercisable options granted pursuant to our 2000 Long-Term Incentive Plan and 12,782 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans. Excludes 8,410 common stock equivalents which Ms. Burns has deferred pursuant to our Deferred Compensation Program offered to non-employee directors.

(3)	Includes 50,000 shares of common stock subject to exercisable options granted pursuant to legacy Guidant stock option plans assumed by Boston Scientific and 4,782 shares of restricted stock subject to certain tax withholding and forfeiture provisions, granted pursuant to our 2003 Long-Term Incentive Plan, as to which Ms. DeParle has sole voting but not investment power.

(4)	Includes 46,000 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors’ Stock Option and 2000 Long-Term Incentive Plans, and 8,742 shares of restricted stock, subject to certain tax withholding and forfeiture provisions, granted pursuant to our 2000 and 2003 Long-Term Incentive Plans, as to which Mr. Fleishman has sole voting but not investment power and 4,000 shares of restricted stock granted pursuant to our 2000 Long-Term Incentive Plan and deferred pursuant to our Deferred Compensation Program offered to non-employee directors. Excludes 12,750 shares held by a charitable foundation of which Mr. Fleishman is the president and as to which Mr. Fleishman disclaims beneficial ownership. Mr. Fleishman maintains margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances, if any, in the accounts. As of December 31, 2006, Mr. Fleishman held 105,317 shares of our common stock in such accounts.

(5)	Includes 14,000 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors’ Stock Option and 2000 Long-Term Incentive Plans, 704 shares owned by Dr. Fox’s spouse as to which she disclaims beneficial ownership and

16,782 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans. Excludes 8,581 common stock equivalents which Dr. Fox has deferred under our Deferred Compensation Program offered to non-employee directors.

(6)	Includes 30,000 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors’ Stock Option and 2000 Long-Term Incentive Plans and 20,782 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans. Excludes 22,232 common stock equivalents which Mr. Groves has deferred under our Deferred Compensation Program offered to non-employee directors.

(7)	Includes 55,227 shares of common stock subject to exercisable options granted pursuant to legacy Guidant stock option plans assumed by Boston Scientific and 4,782 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan. Excludes 636 common stock equivalents which Dr. Johnson has deferred under our Deferred Compensation Program offered to non-employee directors.

(8)	Includes 3,333 shares of common stock subject to exercisable options granted pursuant to our 2000 Long Term Incentive Plan, 20,000 shares held by a self-directed IRA, 50,000 shares held by Mario Family Partners, a family limited partnership of which Dr. Mario is general partner and is deemed to have beneficial ownership, 16,700 shares held by Dr. Mario’s spouse as to which he disclaims beneficial ownership and 20,782 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans. Excludes 12,528 common stock equivalents which Dr. Mario has deferred under our Deferred Compensation Program offered to non-employee directors.

(9)	Includes 23,334 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors’ Stock Option and 2000 Long-Term Incentive Plans, 62,466 shares of stock held by N. J. Nicholas, Jr., as sole trustee of a revocable trust and 1,315,001 shares of stock held by Ruth V. Lilly Nicholas and N. J. Nicholas, Jr., as trustees of an irrevocable trust for the benefit of Pete M. Nicholas’ children and spouse as to which N. J. Nicholas, Jr. disclaims beneficial ownership, 75,000 shares held in an IRA, 35,000 shares held in a charitable trust of which Mr. Nicholas is a trustee and to which Mr. Nicholas disclaims beneficial ownership and 20,782 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans. Excludes 152,000 shares held by Pete M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas, as Trustees of an irrevocable trust for the benefit of N. J. Nicholas, Jr.’s children as to which N. J. Nicholas, Jr. disclaims beneficial ownership and 26,393 common stock equivalents which N. J. Nicholas, Jr. has deferred pursuant to our Deferred Compensation Program offered to non-employee directors.

(10)	Includes 80,718,018 shares of common stock held by Promerica, L.P., a family limited partnership of which Pete M. Nicholas is general partner and as to which he is deemed to have beneficial ownership, 3,350,086 shares held jointly by Pete M. Nicholas and his spouse, with whom he shares voting and investment power, 10,173 shares of restricted stock subject to certain forfeiture provisions granted pursuant to our 2003 Long-Term Incentive Plan, as to which Pete M. Nicholas has sole voting but not investment power, and 2,261,500 shares subject to exercisable options granted pursuant to our 1995 and 2000 Long-Term Incentive Plans. Also includes 152,000 shares held by Pete M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas, as trustees of an irrevocable trust for the benefit of N.J. Nicholas, Jr.’s children as to which Pete M. Nicholas disclaims beneficial ownership. Excludes 1,315,001 shares of stock held by Ruth V. Lilly Nicholas and N. J. Nicholas, Jr., as Trustees of an irrevocable trust for the benefit of Pete M. Nicholas’ children and spouse, as to which Pete M. Nicholas disclaims beneficial ownership.

(11)	Includes 6,000 shares of common stock subject to exercisable options granted pursuant to our 2000 Long-Term Incentive Plan, 4,000 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans subject to certain forfeiture provisions, as to which Mr. Pepper has sole voting but not investment power, 2,400 shares owned by Mr. Pepper’s spouse as to which he disclaims beneficial ownership and 4,782 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan. Excludes 3,143 common stock equivalents which Mr. Pepper has deferred under our Deferred Compensation Program offered to non-employee directors.

(12)	Includes 10,000 shares of common stock subject to exercisable options granted pursuant to our 2000 Long-Term Incentive Plan and 4,782 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plan subject to certain forfeiture provisions, as to which Dr. Reinhardt has sole voting but not investment power. Also includes 14,000 shares of stock held jointly by Dr. Reinhardt and his spouse, with whom he shares voting and investment control.

(13)	Includes 22,000 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors’ Stock Option and 2000 Long-Term Incentive Plans, 1,000 shares of stock owned by Senator Rudman’s spouse as to which he disclaims beneficial ownership and 20,782 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans. Excludes 21,535 common stock equivalents which Senator Rudman has deferred under our Deferred Compensation Program offered to non-employee directors.

(14)	Includes 3,312,500 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans. Also includes 9,727 shares held in Mr. Tobin’s 401(k) account.

(15)	Includes 2,221,000 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans and 8,680 shares held in Mr. Best’s 401(k) account.

(16)	Includes 258,174 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans.

(17)	Includes 1,282,250 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans and 12,412 shares held in Mr. LaViolette’s 401(k) account.

(18)	Includes 760,000 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans and 2,900 shares of stock held by Mr. Sandman as custodian for his child as to which he disclaims beneficial ownership. The balance (except four shares) is held jointly by Mr. Sandman and his spouse, with whom he shares voting and investment control.

(19)	Please refer to footnotes 1 through 18 above. Includes 13,133,852 shares of common stock subject to exercisable options granted pursuant to our Non-Employee Directors’ Stock Option and 1992, 1995, 2000 and 2003 Long-Term Incentive Plans.

Executive Stock Ownership Guidelines

Our executive officers are required to have a significant personal investment in Boston Scientific through their ownership of our shares. In February 2007, the Board adopted stock ownership guidelines for executive officers in the following amounts:

•	Chief Executive Officer: 240,000 shares

•	Executive Vice Presidents: 75,000 shares

•	Senior Vice Presidents: 20,000 shares

Each executive officer is expected to attain his or her ownership target within five years after February 20, 2007 or such individual becoming an executive officer, whichever is later. We expect that our executive officers will meet these guidelines within five years. The Governance Committee will monitor compliance with these guidelines on an annual basis.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors and has other responsibilities set forth in the Audit Committee Charter, which can be found on the Company’s website at www.bostonscientific.com. Management has the primary responsibility for the Company’s financial statements and reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed with management the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed by the independent auditors with the Committee under generally accepted auditing standards (including Statement on Auditing Standards No. 61). In addition, the Committee has discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board (including Independence Standards Board Standard No. 1) and considered the compatibility of non-audit services with the auditors’ independence.

The Audit Committee discussed with the Company’s internal auditors and independent auditors the overall scope and plans for their respective audits. The Committee meets at least quarterly with the internal auditors and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee approved the audited financial statements and the members of the Board of Directors agreed that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2006 which has been filed with the Securities and Exchange Commission. The Committee has also approved the selection of Ernst & Young LLP as the Company’s independent auditors for 2007.

This Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing with the SEC, except to the extent that the Company specifically incorporates this Report by reference into another Company filing.

THE AUDIT COMMITTEE

Joel L. Fleishman, Chairman	John E. Pepper
Marye Anne Fox	Uwe E. Reinhardt
Ernest Mario

Proposal 2:  Approval of Amendments to our Certificate of Incorporation and Bylaws to provide for the Annual Election of Directors.

Our Board of Directors recommends stockholder approval of amendments to our Certificate of Incorporation and Bylaws that would declassify our Board of Directors and cause each director to be elected annually for a one-year term.

Our Certificate of Incorporation and Bylaws currently provide that our Board of Directors is divided into three classes, with each class being elected every three years. If the proposed amendments are approved by our stockholders, the classification of our Board of Directors will be eliminated and the term of office of the Class III directors elected at this year’s Annual Meeting will end at the 2008 Annual Meeting of Stockholders. The Class I and Class II directors will continue to serve the remainder of their current terms and will be eligible to stand for re-election to one-year terms at the 2008 and 2009 Annual Meetings, respectively. All directors will thereafter be elected for one-year terms at each annual meeting of stockholders. Any director chosen as a result of a newly created directorship or to fill a vacancy on our Board of Directors will hold office until the next annual meeting of stockholders. If our stockholders do not approve these amendments, our Board of Directors will remain classified, the four Class III director nominees, if elected at this year’s Annual Meeting, will serve a three-year term expiring in 2010, and all other directors will continue in office for the remainder of their three-year terms, subject to their earlier death, resignation or removal.

We examined the arguments for and against continuation of the classified board structure in light of the Company’s size, history and strength, and took into account the views of a number of institutional investor groups. Our Board of Directors determined that providing for the annual election of directors will be an effective way to maintain and enhance the accountability of our Board of Directors to our stockholders. In addition, annual elections enable our Board of Directors to have the opportunity to assess the contributions of all directors annually, and not just of those whose three-year term is scheduled to expire, so that the Board’s composition can be appropriately adjusted to address our evolving needs. Finally, because there is no limit on the number of terms a director may serve, the continuity and stability of the Board’s membership and policies should not be materially affected by the declassification of the Board of Directors. For these reasons, we recommend a vote in favor of annual elections.

The proposed amendments to our Certificate of Incorporation and Bylaws (in addition to some technical amendments to the Bylaws necessary to conform our Bylaws with certain rules and regulations promulgated by the Securities and Exchange Commission) are attached as Appendix A and B to this proxy statement, with deletions indicated by strikethroughs and additions indicated by underlining.

To be approved, Proposal 2 must receive “For” votes from at least 80% of our shares outstanding on the record date. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will have the same effect as an “Against” vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2.
PROXIES SOLICITED BY THE BOARD OF DIRECTORS
WILL BE SO VOTED UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.

Proposal 3: Approval of Amendments to our Certificate of Incorporation and Bylaws to provide for an Increase in the Maximum Size of the Board.

Our Board of Directors recommends stockholder approval of amendments to our Certificate of Incorporation and Bylaws that would increase the maximum size of our Board of Directors from fifteen (15) to twenty (20) directors.

We currently have 14 directors and, in light of the recent growth in the size of the Company as a result of our acquisition of Guidant, and the corresponding added complexity to our business, we may wish to engage in future director recruiting efforts in our ongoing endeavors to add to the existing experience and expertise represented on our Board. For these reasons, we recommend a vote in favor of increasing the maximum size of our Board from 15 to 20 directors.

The proposed amendments to our Certificate of Incorporation and Bylaws are attached as Appendix A and Appendix B to this proxy statement, with deletions indicated by strikethroughs and additions indicated by underlining.

To be approved, Proposal 3 must receive “For” votes from at least 80% of our shares outstanding on the record date. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will have the same effect as an “Against” vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3.
PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO
VOTED UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.

The option exchange described in this preliminary proxy statement below will involve a formal tender offer by the company for certain outstanding stock options. Anyone to whom the tender offer is directed will be notified when that tender offer commences. We advise you to read the tender offer statement when it is available because it will contain important information about your stock options. We will deliver the actual tender offer documents to all affected option holders by email when the tender offer commences, and those documents will also be available for free at the Securities and Exchange Commission’s public website.

Proposal 4: Approval of stock option exchange program for Boston Scientific employees (excluding our executive officers and directors).

Our Board of Directors recommends approval of the Option Exchange Program which is a stock option exchange program under which eligible employees would be permitted to exchange outstanding options issued principally under our 2003 Long Term Incentive Plan and 2000 Long Term Incentive Plan, each as amended (the Stock Plans), with exercise prices equal to or greater than $25.00 per share (the Eligible Options) for a lesser number of deferred stock units (DSUs) to be granted following the expiration of a tender offer to be made to eligible employees. A DSU reflects our commitment to issue one share of our common stock upon the satisfaction of certain vesting or performance conditions. Our executive officers and non-employee directors are not eligible to participate in the Option Exchange Program and do not stand to benefit from the program other than in their capacity as stockholders.

Background.  Our broad-based stock option and deferred stock unit award program under the Stock Plans is intended to attract, retain and motivate key employees. Our stock price has declined over the last few years, which has made it a challenge for the Company to effectively retain and motivate top talent across the organization. As of [February 28], 2007, the closing price of our common stock on the New York Stock Exchange was $[16.31]. Approximately [14.97]% of the stock options held by employees eligible for the Option Exchange Program as of [February 28], 2007, had exercise prices equal to or greater than $25.00 per share.

As a result of the recent decline in our stock price, the retention value of a major component of our total compensation has been significantly weakened. Many employees perceive that their options are of very limited or no value, which means that a significant number of our outstanding stock options are no longer effective as incentives to retain employees. Although these stock options are not likely to be exercised as long as our stock price is lower than the applicable exercise price, the stock options will remain on our books with the potential to dilute stockholders’ interests for up to 10 years from the grant date unless they are cancelled or otherwise forfeited. In addition, we continue to expense the cost of these stock options even though they are unlikely to be exercised.

The Option Exchange Program would benefit our employees, who are an important resource and are critical to our future growth. In order to increase the retention value of equity awards and enhance employee engagement, we are proposing an exchange program that is targeted at providing employees with DSUs with a value, in the aggregate, substantially equivalent to the fair value of the exchanged underwater options based on the recommendation of a third party consultant. This means that the employees who elect to participate in the Option Exchange Program are expected to receive a number of DSUs with an aggregate value substantially equal to the aggregate value of the options surrendered in the exchange. Additionally, the new DSUs would have a new vesting schedule, requiring employees to continue their employment with us in order to realize the benefit from the new awards.

General Description of the Option Exchange Program.  We have not commenced the Option Exchange Program and will not do so unless and until our stockholders approve this proposal. At the time the Option Exchange Program is commenced, eligible employees will be sent written materials explaining the precise terms and timing of the Option Exchange Program. The commencement of the Option Exchange Program, as well as any decision to terminate it, will be determined by our Compensation Committee. At or before commencement of the Option Exchange Program, we will file the written materials relating to the Option Exchange Program with the Securities and Exchange Commission as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to obtain these written materials and other relevant documents filed by us with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Under the proposed Option Exchange Program, eligible employees who elect to participate would surrender Eligible Options they currently hold and in return receive new DSUs. The DSUs represent our commitment to deliver to the recipient a specified number of shares, subject to certain terms and conditions described below. In all cases, the number of shares subject to the new DSU will be fewer than the number of shares subject to the Eligible Options exchanged through the Option Exchange Program. Assuming a $16.00 stock price at the time of the exchange, the ratios of surrendered Eligible Options for new DSUs would vary from 4 to 1, to 8 to 1, depending upon the exercise price of the surrendered Eligible Options. The actual exchange ratios will be established by our Executive Vice President of Human Resources based on the recommendation of a third party consultant as of the date of the exchange based on the share price as of that date, with the objective of achieving substantial cost neutrality.

We have structured the Option Exchange Program to strike a balance between stockholder and employee interests and, as such, we attempted to design an exchange program under which employees are expected to receive DSUs that, in the aggregate, have a value substantially equivalent to the value of the exchanged options. We believe that the Option Exchange Program would be beneficial to stockholders by canceling a larger number of outstanding options and issuing equity awards in respect of fewer shares in their place. In addition, by conducting this exchange program rather than the alternative of granting additional new awards to supplement the underwater options, we are avoiding potential additional dilution to our stockholders’ interests and significant financial expense.

Our Stock Plans allow us to grant stock options, stock appreciation rights, restricted stock, stock awards, deferred stock units and other stock-based awards to employees, directors and consultants. As of January 31, 2007, there were 51,307,246 shares underlying stock options and 9,490,026 shares underlying other stock-based awards outstanding under the Stock Plans. Of the outstanding options, as of January 31, 2007, options to purchase 9,134,995 shares of common stock would be eligible for exchange under the proposed Option Exchange Program. If all of the Eligible Options were exchanged for new DSUs at the exchange ratios set forth below, the number of shares of stock subject to the new DSUs granted would be approximately 1,563,986. As of January 31, 2007, 23,670,823 shares were available for grant of equity-based awards, including stock options and DSUs, under our Stock Plans. Again assuming that all Eligible Options are exchanged, the number of shares of stock available for grant of future awards under our 2003 Long Term Incentive Plan and 2000 Long Term Incentive Plan would automatically increase in the aggregate by approximately 7,571,009 pursuant to the terms of these plans.

Details of the Option Exchange Program

Implementing the Option Exchange Program.  Our Compensation Committee authorized the Option Exchange Program in March 2007, subject to Board of Director and stockholder approval. If approved by our stockholders, we would promptly file an Offer of Exchange with the Securities and Exchange Commission and distribute it to all eligible employees. Eligible employees would be given at least 20 business days from the date we commence the Option Exchange Program to elect to exchange any or all of their Eligible Options for new DSUs. The surrendered Eligible Options would be cancelled and the new DSUs would be granted on the first business day following this election period. We expect to commence the Option Exchange Program toward the end of May 2007 after the annual stockholder meeting. However, even if approved by our stockholders, our Compensation Committee would retain the authority to terminate or postpone the Option Exchange Program at any time before the expiration of the Option Exchange Program.

Eligible Employees.  The Option Exchange Program would be open to all of our employees worldwide who hold options with an exercise price of $25 or greater per share except for (a) members of our Executive Committee (which includes, among others, all of our named executive officers), (b) our non-employee directors, and (c) employees located in countries where we decide, in our sole discretion, that it is not practical under local law to offer the Option Exchange Program. It is possible that we would need to make modifications to the terms offered to employees in countries outside the United States either to comply with local requirements, or for tax or accounting reasons. The Option Exchange Program also would not be available to former employees or retirees. Voting in favor of this proposal does not constitute an election to participate in the Option Exchange Program.

Exchange Ratios.  The number of Eligible Options that an eligible employee must surrender to obtain new DSUs is called the exchange ratio. For example, an exchange ratio of 7 to 1 means that an eligible employee must surrender Eligible Options to purchase 7 shares in order to receive a new DSU for 1 share. All eligible employees who elect to participate in the Option Exchange Program would be required to exchange a larger number of Eligible Options in exchange for a lesser number of new DSUs. The exchange ratio applicable to each Eligible Option will be determined by our Executive Vice President of Human Resources based on the recommendation of a third party consultant as of the date of the exchange, based on the exercise price of such Eligible Option and the share price of our common stock as of the date of the exchange with the objective of achieving substantial cost neutrality.

Assuming a $16.00 stock price at the time of the exchange, the ratios of surrendered Eligible Options for new DSUs would vary from 4 to 1, to 8 to 1, as follows:

STOCK OPTION EXCHANGE RATIOS

Exchange Ratio
Exercise Price of Eligible Option	(Eligible Options for new DSUs)

$25.00 - $30.00	4 Eligible Options for 1 DSU
$30.01 - $40.00	7 Eligible Options for 1 DSU
>$40.00	8 Eligible Options for 1 DSU

For example, if an eligible employee elects to exchange Eligible Options to purchase 40,000 shares of our common stock with an exercise price of $27.00, that employee would receive 10,000 new DSUs (40,000 shares divided by the exchange ratio of 4). No fractional shares will be subject to DSUs, and we will round down to the nearest whole number after applying the applicable exchange ratio to avoid fractional shares.

For purposes of establishing the exchange ratios, the options subject to the exchange program have been valued using a binomial lattice model. This model relies on the following inputs: stock price volatility, expected employee turnover, expected rates of exercise, risk-free interest rates and expected dividends. These inputs are established based on a review of our historical stock price volatility levels and current implied volatility rates, annual employee turnover rates, and employee exercise behavior of in-the-money options. No dividends were assumed based on our historical practice of not paying dividends.

Election to Participate.  Participation in the Option Exchange Program would be completely voluntary. Eligible employees may hold multiple Eligible Options. Under the Option Exchange Program, eligible employees would have the choice, on a grant-by-grant basis, whether to exchange any or all of their Eligible Options. However, employees would not be permitted to exchange only a portion of a single grant for new DSUs, but rather would be required to exchange all of the Eligible Options within that single grant.

Vesting of new DSUs.  The new DSUs would be subject to a new vesting schedule and would be completely unvested at the time of the new grant, regardless of whether the Eligible Options exchanged were partially or wholly vested. As a result, eligible employees would have to continue their employment in order to realize any benefit from the new DSUs. The new vesting schedule for each new DSU would be based on the remaining vesting schedule applicable to the corresponding exchanged Eligible Option as of the date of grant of the new DSU. If the corresponding Eligible Option was vested as to 33% or less of the underlying shares, the new DSUs would vest 25% per year on each of the first four anniversaries of the date of grant of the new DSU. If the corresponding Eligible Option was vested as to more than 33% and less than or equal to 66% of the underlying shares, the new DSUs would vest 33% per year on each of the first three anniversaries of the date of grant of the new DSU. If the corresponding Eligible Option was vested as to more than 66% and less than 100% of the underlying shares, the new DSUs would vest 50% per year on each of the first two anniversaries of the date of grant of the new DSU. If the corresponding Eligible Option was vested as to 100% of the underlying shares, the new DSUs would vest 100% on the first anniversary of the date of grant of the new DSU. The vesting schedule applicable to each DSU will be determined by our Executive Vice President of Human Resources based on the recommendation of a third party consultant as of the date of the exchange with the objective of achieving substantial cost neutrality.

We would be obligated to deliver shares of our common stock to participants under the new DSUs upon vesting, if the participant remains employed by us through the vesting date. New DSUs that are not vested at termination of employment would be forfeited upon termination.

Other Conditions of new DSUs.  The other terms and conditions of the new DSUs would be governed by our 2003 Long-Term Incentive Plan and would be set forth in an award agreement to be entered into as of the new DSU grant date. The shares of common stock for which the new DSUs would be exercisable have already been registered with the Securities and Exchange Commission on a Form S-8.

Cancellation of Surrendered Eligible Options.  We would cancel all surrendered Eligible Options upon the effective time of the proposed exchange. Shares representing surrendered Eligible Options would automatically become available for future equity-based grants (including the new DSUs) under our 2003 Long-Term Incentive Plan or 2000 Long-Term Incentive Plan, to the extent that the Eligible Option was granted under these plans. Eligible Options that are not surrendered will be unaffected and will remain exercisable according to their terms.

Accounting Treatment.  The Option Exchange Program will be accounted for under Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (SFAS 123R). Under these rules, the exchange of options for DSUs will be characterized as a modification of the exchanged options. As a result, the difference, if any, between the fair value of the new DSUs over the fair value of the exchanged options determined as of the time of the exchange are expected to result in a modest additional expense. The accounting consequences will depend in part on participation levels as well as on the exchange ratios and vesting schedules established at the time of the option exchange.

U.S. Federal Income Tax Consequences.  The exchange of Eligible Options should be treated as a non-taxable exchange and neither we nor our employees should recognize any income for U.S. federal income tax purposes upon the grant of the new DSUs. Upon the delivery of shares under the new DSUs, the recipient will have ordinary income equal to the value of the shares at that time and the Company will be entitled to a corresponding deduction. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences.

Potential Modification to Terms to Comply with Governmental Requirements.  As indicated above, the terms of the Option Exchange Program would be described in a Schedule TO that we would file with the Securities and Exchange Commission. Although we do not anticipate that the Securities and Exchange Commission would require us to modify the terms of the Option Exchange Program materially, it is possible that we would need to alter the terms of the Option Exchange Program to comply with comments from the Securities and Exchange Commission. In addition, we intend to make the Option Exchange Program available to our employees who are located outside of the United States, where permitted by local law and where we determine it would be practicable to do so. It is possible that we would need to make modifications to the terms offered to employees in countries outside the United States either to comply with local requirements, or for tax or accounting reasons. We reserve the right not to conduct the Option Exchange Program in any country in which we deem it inadvisable to do so for any reason.

Benefits of the Option Exchange Program to Employees.  Because the decision whether to participate in the Option Exchange Program is completely voluntary, we cannot predict who will participate, how many Eligible Options any particular group of employees will elect to exchange, nor the number of new DSUs that we may grant. As noted above, our executive officers and our non-employee directors are not eligible to participate in the Option Exchange Program. However, assuming that each other eligible employee were to participate to the maximum extent possible in the Option Exchange Program, the following DSUs would be issued:

Recipients	Number of DSUs (#)	Dollar Value ($)*

All executive officers as a group	Not Eligible	Not Eligible
All non-executive officer employees as a group	1,563,986	$25,023,776

*	Assumes a stock price of $[16.00], and exchange ratios of 4:1, 7:1, 8:1 for exercise price ranges of $25.00-$30.00, $30.01-$40.00, and $40.01 and greater, respectively. The actual value that the recipient receives will depend on the stock price at the time that the DSU vests. Consistent with our objective of achieving substantial cost neutrality, the dollar value of the awarded DSUs is not expected to represent significant additional expense as it is offset by the fair value of the options exchanged.

Effect on Stockholders.  We believe that our stockholders will benefit from the Option Exchange Program as our employees respond to the enhanced retention and employee engagement incentives offered by the program at substantially the same cost to the Company. However, we cannot predict with certainty the impact the Option Exchange Program would have on our stockholders because, among other things, we are unable to predict how many employees will elect to participate and how many options they will choose to exchange. We designed the Option Exchange Program to be substantially value neutral to our stockholders and to avoid the dilution in stockholders’ ownership that results from granting new options to supplement underwater options.

Required Vote and Board of Directors Recommendation

To be approved, Proposal 4 must receive “For” votes from the holders of a majority of the shares of our common stock present or represented at this meeting and entitled to vote. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will have no effect on the outcome.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4. PROXIES
SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED
UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.

Proposal 5:  Stockholder proposal requiring stock executive retention guidelines.

We have received a proposal from the American Federation of State, County and Municipal Employees (AFSCME), holder of 6,400 shares of our common stock as of November 1, 2006, urging the adoption of a policy requiring our executive officers to retain a specified percentage of the shares they realize upon exercise of their options for as long as they are employees of Boston Scientific.

The AFSCME Proposal

Resolved, that stockholders of Boston Scientific Corporation (“Boston Scientific”) urge the Executive Compensation and Human Resources Committee of the Board of Directors (the “Committee”) to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs during their employment, and to report to stockholders regarding the policy before Boston Scientific’s 2008 annual meeting of stockholders. The Committee should define “significant” (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Boston Scientific and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75% of net after tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Supporting Statement

Equity-based compensation makes up a substantial portion of senior executive compensation at Boston Scientific. In fiscal years 2003 through 2005, Executive Vice President and CFO Lawrence Best was granted 245,000 stock options with a grant-date estimated value (assuming 5% stock price appreciation) of $4,720,515 and a restricted stock award of 50,000 shares valued at $1,344,500. During the same time, Executive Vice President and CTO Fredericus Colen was granted 220,000 stock options with a grant-date estimated value (assuming 5% stock price appreciation) of $4,297,741 and a restricted stock award of 40,000 shares valued at $1,075,600.

Boston Scientific claims that its compensation program promotes alignment between executive and stockholder interests. Unfortunately, Boston Scientific’s generous equity compensation programs have yet to translate into meaningful stock ownership. Despite exercising 4,106,256 options in fiscal years 2003 through 2005 and realizing over $129 million in profits, Boston Scientific’s most recent proxy statement disclosed that Mr. Best owns 31,167 shares outright, less than one percent of the total he has exercised. Over the same time, Mr. Colen has exercised 636,926 options, realizing over $17.9 million in profits, and yet he owns zero shares outright. We believe that the alignment benefits touted by Boston Scientific are not being fully realized.

Requiring senior executives to hold a significant portion of shares obtained through compensation plans would focus them on Boston Scientific’s long-term success and would help align their interests with those of stockholders. A 2002 report by a commission of The Conference Board endorsed the idea of such a requirement, stating that the long-term focus promoted thereby “may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions.”

As long-term stockholders, we believe it’s critical for compensation programs to incentivize executives to manage for the company’s long-term interests. The recent backdating scandal has, we think, reminded investors of the dangers of a short-term mentality in which executives extract value through equity-based compensation, and then cash out before the effects of their mismanagement become apparent to other stockholders.

We urge stockholders to vote for this proposal.

To be approved, Proposal 5 must receive the affirmative vote of a majority of shares participating in the voting on the Proposal.

The Board of Directors’ Response to the Proposal

The Board of Directors of the Company recommends a vote “AGAINST” the proposal for the following reasons:

The proposal requests that the Board of Directors adopt a policy requiring that our senior executives retain a significant percentage of shares of Company stock acquired through equity compensation programs during their employment. We already have such a policy. As part of our periodic review of our corporate governance policies, in February 2007, the Nominating and Governance Committee of our Board of Directors adopted executive stock ownership guidelines that require our executives to have a significant personal investment in Boston Scientific through their ownership of Company shares. We set our minimum stock ownership guidelines as follows:

•	Chief Executive Officer: 240,000 shares

•	Executive Vice Presidents: 75,000 shares

•	Senior Vice Presidents: 20,000 shares

We selected these share amounts because they represent the substantial equivalent of five times the Chief Executive Officer’s 2006 base salary, three times the Executive Vice Presidents’ 2006 average base salary and one times the Senior Vice Presidents’ 2006 average base salary (in each case, using the average Company stock price for 2006). The executives are expected to attain their ownership target within five years from the date the guidelines were adopted or the date of their appointment as an executive officer, whichever is later. Progress toward meeting these guidelines will be monitored annually. Our stock ownership guidelines are contained within our Corporate Governance Guidelines, which are available on the Corporate Governance section of our website at www.bostonscientific.com.

In determining our guidelines, we consulted with independent compensation experts and believe that they are comparable to the ownership guidelines of our peers and other large public companies. On the other hand, the AFSCME has proposed that our executives be required to retain 75% of their net after tax shares realized upon exercise of their options for as long as they are employed by the Company. We believe this type of retention guideline, with its high threshold and indefinite holding period, is not a prevalent practice and would result in a number of negative consequences.

First, our equity grants are a critical component of the compensation we provide to our executives and we believe that preventing an executive from realizing the value of 75% (after taxes) of that component would be heavy handed and undermine the value and effectiveness of the performance incentive that we try to create with our equity awards. Second, this type of retention guideline creates a perverse incentive in that the only way the executive can realize the value of his or her earned equity compensation would be to leave the Company. Third, we believe that forcing an executive to continually add Company stock to his or her portfolio, even after meaningful ownership thresholds are reached, would result in significant non-diversification of the personal portfolios of our executives, reducing the attractiveness of these awards. As a result, if the stock retention guidelines proposed by AFSCME were adopted, we believe it would be more difficult for us to recruit, motivate and retain talented executives.

Our ownership guidelines are designed to focus our executives on the Company’s long-term success and to firmly align their interest with our stockholders, which are also the stated goals of AFSCME. We believe that our current executive stock ownership guidelines strike a better balance between allowing our executives to realize the value of their equity incentive compensation and ensuring that they maintain significant “skin in the game.” For these reasons, we believe that adopting the AFSCME proposal would not be in the best interests of our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” PROPOSAL 5. PROXIES
SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED
UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.

Proposal 6: Ratification of Appointment of Independent Auditors.

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as our independent auditors for its fiscal year ending December 31, 2007. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In making its determination regarding whether to appoint or retain a particular firm of independent auditors, the Audit Committee takes into account the views of management and our internal auditors, and will take into account the vote of our stockholders with respect to the ratification of the selection of our independent auditors.

During 2006, Ernst & Young LLP served as our independent auditors and also provided certain tax and other audit-related services. Representatives of Ernst & Young LLP are expected to attend the Annual Meeting and respond to appropriate questions and, if they desire, make a statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE
RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR
INDEPENDENT AUDITORS FOR THE 2007 FISCAL YEAR.

Fees billed during 2005 and 2006 by Ernst & Young LLP for services provided

Type of fees	2005	2006

Audit Fees(1)	$3,989,000	$7,662,000
Audit-Related Fees(2)	$314,000	$457,000
Tax Fees(3)	$902,000	$1,753,000
All Other Fees(4)	$38,000	$6,000

Total	$5,243,000	$9,878,000

(1)	Audit fees are fees on an accrual basis for professional services rendered in connection with our annual audit, internal control reporting, statutory filings and registration statements.

(2)	Audit-related fees are fees for services related to assistance with internal control reporting, acquisition due diligence, employee benefit plan audits, accounting consultation and compliance with regulatory requirements.

(3)	Tax fees are fees for tax services related to tax compliance, tax planning and tax advice.

(4)	All other fees are fees for office rent and utilities in a foreign jurisdiction in 2005, and for an online accounting research tool in 2005 and 2006.

Audit Committee’s pre-approval policy

It is the Audit Committee’s policy to approve in advance the types and amounts of audit, audit-related, tax and any other services to be provided by our independent auditors. In situations where it is not possible to obtain full Audit Committee approval, the Committee has delegated authority to the Chairman of the Audit Committee to grant pre-approval of auditing, audit-related, tax and all other services. Any pre-approved decisions by the Chairman are required to be reviewed with the Audit Committee at its next scheduled meeting. The Audit Committee has approved all of Ernst and Young LLP’s services for 2005 and 2006 and, in doing so has considered whether the provision of such service is compatible with maintaining independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, our directors, executive officers and persons holding more than 10% of our common stock are required to report their ownership of our common stock and any changes in that ownership to the SEC. Specific due dates for these reports have been established and we are required to report any failure to file by these dates during 2006. To the best of our knowledge, all of these filing requirements were timely satisfied by our directors, executive officers and 10% stockholders with the exception of the following Form 4 filed late due to our administrative oversight: one late Form 4 on behalf of Mr. Groves reporting the exchange of 100 shares of Guidant common stock for 167 shares of our common stock in connection with our acquisition of Guidant. In making these statements, we have relied upon the written representations of our directors, executive officers and 10% stockholders and copies of their reports that have been filed with the SEC.

STOCKHOLDER PROPOSALS

In accordance with SEC regulations, in order to be considered for inclusion in next year’s proxy statement, stockholder proposals and director recommendations or nominations for the 2008 Annual Meeting of Stockholders must be received on or before December 12, 2007. Please address your proposals to our Secretary at Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934.

HOUSEHOLDING

Applicable rules permit us and brokerage firms to send one annual report and proxy statement to multiple stockholders who share the same address under certain circumstances. This practice is known as “householding.” If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. In the event that you wish to revoke a “householding” consent you previously provided to a broker, you must contact that broker to revoke your consent. If you are eligible for householding and you currently receive multiple copies of our annual report and proxy statement but you wish to receive only one copy of each of these documents for your household, please contact our transfer agent by mail at Mellon Investor Services LLC, Proxy Processing, P.O. Box 3510, South Hackensack, New Jersey 07606-9210, by telephone at (800) 898-6713, or by using their website at www.melloninvestor.com.

If you wish to receive a separate proxy for the 2007 Annual Meeting or a 2006 Annual Report, you may find these materials on our website, www.bostonscientific.com, or you may request printed copies free of charge by contacting Investor Relations, Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537 or by calling (508) 650-8555.

OTHER INFORMATION

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website (www.bostonscientific.com) as soon as reasonably practicable after we electronically file the material with or furnish it to the SEC. Or you can find our filings on the website maintained by the SEC at www.sec.gov. Our Corporate Governance Guidelines, the charters of the standing committees of the Board, and Code of Conduct, which applies to all of our directors, employees and officers, including the Chief Executive Officer and Chief Financial Officer, are also available on our website. Printed copies of these materials are available free of charge to stockholders who request them in writing from Investor Relations at Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537. Information on our website or connected to it is not incorporated by reference into this Proxy Statement.

Appendix A

FIFTH CERTIFICATE OF AMENDMENT OF THE
SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

BOSTON SCIENTIFIC CORPORATION

It is hereby certified that:

1. The name of the corporation (hereinafter called the “corporation”) is Boston Scientific Corporation.

2. Article Eighth, Section 1 of the certificate of incorporation of the corporation is hereby amended to read as follows:

Subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of Directors of the Corporation shall be fixed by the By-laws of the Corporation and may be increased or decreased from time to time in such a manner as may be prescribed by the By-Laws, but in no case shall the number be less than three (3) nor more than twenty (20)~~fifteen (15)~~. The directors shall be elected annually by the stockholders at their annual meeting or at any special meeting the notice of which specifies the election of directors as an item of business for such meeting; provided that each director serving a three-year term on the date of this amendment may serve out the entirety of his or her term. Directors need not be stockholders of the Corporation.

~~The Directors shall be divided into three (3) classes, as nearly equal in number as possible. One class of Directors has been initially elected for a term expiring at the annual meeting of stockholders to be held in 1993, another class has been initially elected for a term expiring at the annual meeting of stockholders to be held in 1994, and another class has been initially elected for a term expiring at the annual meeting of stockholders to be held in 1995 with members of each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Corporation, the successors of the class of Directors whose term expires at that meeting shall be elected by purality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.~~

3. The aforesaid amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS THEREOF, Boston Scientific Corporation has caused this Certificate to be signed by Paul W. Sandman, its Executive Vice President, Secretary and General Counsel this   day of May, 2007.

Paul W. Sandman
Executive Vice President,
Secretary and General Counsel

A-1

Appendix B

RESTATED BY-LAWS

OF

BOSTON SCIENTIFIC CORPORATION
A Delaware Corporation

ARTICLE I

OFFICES

Section 1.  Registered Office.  The registered office of the corporation in the State of Delaware shall be at ~~1209 Orange Street~~2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of the corporation’s registered agent at such address shall be ~~The~~ Corporation ~~Trust~~ Service Company.

Section 2.  Other Offices.  The corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1.  Annual Meetings.  An annual meeting of the stockholders shall be held for the purpose of electing Directors and conducting such other business as may properly come before the meeting. The date, time and place, within or without the State of Delaware, of the annual meeting shall be determined by resolution of the Board of Directors.

Section 2.  Special Meetings.  Special meetings of stockholders may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Special meetings of the stockholders may be called only by the Chairman of the Board or the President, and shall be called within 10 days after receipt of the written request of the Board of Directors, pursuant to a resolution approved by a majority of the Whole Board (as defined below). Any such resolution shall be sent to the Chairman of the Board or the President and the Secretary of the corporation and shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting is limited to the purposes stated in the notice. For the purposes of these By-Laws, the term “Whole Board” is defined as the total number of Directors which the corporation would have if there were no vacancies.

Section 3.  Notice.  Written or printed notice of every annual or special meeting of the stockholders, stating the place, date, time, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the Chairman of the Board or the President or the Board of Directors, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at his or her address as it appears on the records of the corporation, with postage prepaid. When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 4.  Stockholders List.  The officer having charge of the stock ledger of the corporation shall make, at least ten days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, specifying the address of and the number of shares registered in the name of each stockholder.

Section 5.  Quorum.  The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders except as otherwise provided by statute or by the Certificate of Incorporation. If a quorum is not present, the holders of the shares present in person or represented by proxy at the meeting, and entitled to vote thereat, shall have the power, by the affirmative vote of the holders of a majority of such shares, to adjourn the meeting to another time and/or place, without notice other than announcement at the meeting at which the adjournment was taken, until a quorum shall be present or represented.

Section 6.  Notice of Stockholder Business.  At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to or mailed to and received at the principal executive offices of the corporation, not less than ~~80~~ 120 calendar days ~~prior to the meeting; provided, however, that in the event that less than 90 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure made.~~before the date of the Company’s proxy statement released to shareholders in connection with the previous year’s annual meeting. However, if the Company did not hold an annual meeting the previous year, or if the date of the current year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before the Company begins to print and mail its proxy materials.

A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 6 of Article II.

The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with this Section 6 of Article II, and, if the presiding officer should so determine, the presiding officer shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 7.  Inspectors.  The Board of Directors shall appoint inspectors of election to act as judges of the voting and to determine those entitled to vote at any meeting of stockholders, or any adjournment thereof, in advance of such meeting, but if the Board of Directors fails to make such appointments or if an appointee fails to serve, the presiding officer of the meeting of stockholders may appoint substitute inspectors.

Section 8.  Voting.  Except as otherwise provided by law or by the Certificate of Incorporation, each stockholder shall be entitled at every meeting of the stockholders to one vote for each share of stock having voting power standing in the name of such stockholder on the books of the corporation on the record date for the meeting and such votes may be cast either in person or by written proxy. Every proxy must be duly executed and filed with the Secretary of the corporation. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the corporation. The vote upon any question brought before a meeting of the stockholders may be by voice vote, unless otherwise required by these By-Laws or unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. Every vote taken by written ballot shall be counted by the inspectors of election. When a quorum is present at any meeting, the vote of the holders of a majority of the stock which has voting power present in person or represented by proxy and which has actually voted shall decide any question properly brought before such meeting, except the election or removal of Directors or as otherwise provided in these By-Laws, the Certificate of Incorporation or a Preferred Stock Designation or by applicable law. With respect to any election or questions required to be decided by any class of stock voting as a class, the vote of the holders of a majority of such class of stock present in person or by proxy and which actually voted shall decide any such election or question.

Section 9.  Order of Business.  Unless otherwise determined by the Board of Directors prior to the meeting, the presiding officer of the meeting of stockholders shall determine the order of business and shall have the authority in his discretion to regulate the conduct of any such meeting, including, without limitation, by imposing restrictions on the persons (other than stockholders of the corporation or their duly appointed proxies) who may attend any such meeting of stockholders, by ascertaining whether any stockholder or his proxy may be excluded from any meeting of stockholders based upon any determination by the presiding officer, in his sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and by determining the circumstances in which any person may make a statement or ask questions at any meeting of stockholders.

ARTICLE III

NOMINATION OF DIRECTOR CANDIDATES

Section 1.  Notification of Nominees.  Subject to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, nominations for the election of Directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by any stockholder entitled to vote in the election of Directors generally. However, any stockholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the corporation not later than~~80 days prior to the date of any annual or special meeting. In the event that the date of such annual or special meeting was not publicly announced by the corporation by mail, press release or otherwise more than 90 days prior to the meeting, notice by the stockholder to be timely must be delivered to the Secretary of the corporation not later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was communicated to the stockholders.~~ 120 calendar days before the date of the Company’s proxy statement released to shareholders in connection with the previous year’s annual meeting. However, if the Company did not hold an annual meeting the previous year, or if the date of the current year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before the Company begins to print and mail its proxy materials.

If the nomination or nominations is for a meeting of stockholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the Company begins to print and mail its proxy material.

Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a Director of the corporation if so elected.

Section 2.  Substitution of Nominees.  If a person is validly designated as a nominee in accordance with Section 1 of this Article III, and shall thereafter become unable or unwilling to stand for election to the Board of Directors, the Board of Directors or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee upon delivery, not fewer than five days prior to the date of the meeting for the election of such nominee, of a written notice to the Secretary setting forth such information regarding such substitute nominee as would have been required to be delivered to the Secretary pursuant to Section I of this Article III, had such substitute nominee been initially proposed as a nominee. Such notice shall include a signed consent to serve as a Director of the Corporation, if elected, of each substitute nomine.

Section 3.  Compliance with Procedures.  If the presiding officer of the meeting for the election or Directors determines that a nomination for any candidate for election as a Director at such meeting was not made in accordance with the applicable provisions of these By-Laws, such person will not be eligible for election as a Director and such nomination shall be void; provided, however, that nothing in these By-Laws shall be deemed to limit any voting rights upon the occurrence of dividend arrearages provided to holders of Preferred Stock pursuant to the Preferred Stock Designation for any series of Preferred Stock.

ARTICLE IV

BOARD OF DIRECTORS

Section 1.  Powers.  The business and affairs of the corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation directed or required to be exercised or done by the stockholders.

Section 2.  Number, Qualification, Election and Terms.  Except as otherwise fixed by, or pursuant to, the provisions of Article FOURTH of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of Directors shall be fixed from time to time by resolution of the Board of Directors, but shall not be less than three nor more than ~~fifteen~~ twenty persons. ~~The Directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as determined by the Board of Directors. One class shall hold office initially for a term expiring at the annual meeting of stockholders to be held in 1993, another class to hold office initially for a term expiring at the annual meeting of stockholders to be held in 1994, another class to hold office initially for a term expiring at the annual meeting of stockholders to be held in 1995, with the members of each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the corporation, the successors of the class of directors whose term expires at that meeting shall be elected by plurality vote by written ballot to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.~~The directors shall be elected by plurality vote annually by the stockholders at their annual meeting or at any special meeting the notice of which specifies the election of directors as an item of business for such meeting; provided that each director serving a three-year term on the date of this amendment may serve out the entirety of his or her term.

Section 3.  Removal.  Subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, any Director may be removed from office by the stockholders in the manner provided in this Section 3 of Article IV. At any annual meeting of the stockholders of the corporation or at any special meeting of the stockholders of the corporation, the notice of which shall state that the removal of a Director or Directors is among the purposes of the meeting, the affirmative vote of the holders of at least 80 percent of the combined voting power of the outstanding shares of Voting Stock (as defined below), voting together as a single class, may remove, with or without cause, such Director or Directors. For the purposes of these By-Laws, “Voting Stock” shall mean the outstanding shares of capital stock of the corporation entitled to vote generally in the election of Directors.

Section 4.  Vacancies and New Directorships.  Except as otherwise fixed by or provided for or pursuant to the provisions of Article FOURTH of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, vacancies and newly created directorships resulting from any increase in the authorized number of Directors shall be filled solely by the affirmative vote of a majority of the Directors then in office though less than quorum, or by a sole remaining Director, except as may be required by law. Any Director so chosen shall hold office ~~for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred~~ until the next annual meeting of stockholders and until such Director’s successor shall have been elected and qualified. No decrease in the authorized number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

Section 5.  Regular Meetings.  Regular meetings of the Board of Directors may be held without notice immediately after the annual meeting of the stockholders and at such other time and place as shall from time to time be determined by the Board of Directors.

Section 6.  Special Meetings and Notice.  Special meetings of the Board of Directors may be called by the Chairman of the Board of the President on one day’s written notice to each Director by whom such notice is not waived, given either personally or by mail, telephone, telegram, telex, facsimile or similar medium of communication, and shall be called by the President or the Secretary in like manner and on like notice on the written request of any three Directors.

Section 7.  Resignation.  Any Director may resign at any time by giving written notice of his resignation to the Chairman of the Board or the Secretary, to be effective upon its acceptance by the Board of Directors or at the time specified in such notice. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make such resignation effective.

Section 8.  Quorum.  Subject to Section 4 of this Article IV and except as provided by law or the Certificate of Incorporation, at all meetings of Directors, a majority of the total number of Directors then in office shall constitute a quorum for the transaction of business. Except for the designation of committees (as provided in Section 9 of this Article IV), the vote of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, a majority of the Directors present thereat may adjourn the meeting from time to time to another place, time or date, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9.  Committees.  The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the Directors of the corporation, which to the extent provided in such resolution shall have and may exercise the powers of the Board of Directors in the management and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it, except as otherwise limited by statute. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Directors when required. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by the resolution of the Board of Directors designating such committee, and unless otherwise prescribed by the Board of Directors, the presence of at least a majority of the members of such committee shall be necessary to constitute a quorum.

Section 10.  Compensation.  The Directors may be paid for expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of committees designated by the Board of Directors may be allowed like compensation for attending committee meetings.

Section 11.  Rules.  The Board of Directors may adopt such special rules and regulations for the conduct of their meetings and the management of the affairs of the corporation as they may deem proper, not inconsistent with law, the Certificate of Incorporation or these By-Laws.

ARTICLE V

OFFICERS

Section 1.  Number.  The officers of the corporation shall be chosen by the Board of Directors and shall consist of a president, a chairman and/or co-chairman of the board, one or more vice-presidents, a secretary, a treasurer, and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable, except the offices of the president and secretary.

Section 2.  Election and Term of Office.  The officers of the corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until the next annual meeting of the Board of Directors or until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3.  Removal.  Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interest of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4.  Vacancies.  A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term by a majority vote of the directors then in office.

Section 5.  Compensation.  Compensation of all officers shall be fixed by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of the fact that he or she is also a director of the corporation. The Board of Directors may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

Section 6.  The President and Vice-President.  The president shall be the chief executive officer of the corporation; in the absence or disability of the chairman of the board, shall preside at all meetings of the stockholders; shall have general and active management of the business of the corporation; and shall see that all orders and resolutions of the Board of Directors are carried into effect. The president shall execute~~d~~ bonds, mortgages, and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the Board of Directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such powers as the Board of Directors may, from time to time, determine or these By-Laws may prescribe.

Section 7.  The Chairman of the Board.  The chairman and/or the co-chairman of the board shall preside at all meetings of the stockholders and directors; in the absence or disability of the president, be the chief executive officer of the corporation; and have such other duties as may be assigned to him or them from time to time by the Board of Directors.

Section 8.  The Secretary and Assistant Secretaries.  The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation an of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors; perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he or she shall be; shall have custody of the corporate seal of the corporation and the secretary, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 9.  The Treasurer and Assistant Treasurer.  The treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation; shall deposit all monies and other valuable effects in the name and to the credit of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements; and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of the corporation. If required by the Board of Directors, the treasurer shall give the corporation a bond (which shall be rendered every six years) in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of treasurer and for the restoration to the corporation, in case of death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the possession or under the control of the treasurer belonging to the corporation. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors, shall in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 10.  Other Officers, Assistant Officers and Agents.  Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors. The Board of Directors may, from time to time, authorize any officer to appoint and remove such subordinate officers and to prescribe the powers and duties thereof.

ARTICLE VI

INDEMNIFICATION OF OFFICERS AND OTHERS

Section 1.  The corporation shall indemnify any person who was or is a party or is threatened to be made a party, his or her heirs, executors or administrators, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or other agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonable believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2.  The corporation shall indemnify any person who was or is a party or is threatened to be made a party, his or her heirs, executors or administrators, to any threatened, pending or completed action, suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was an officer of the corporation, or is or was serving at the request of the corporation as director or officer of another corporation, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonable entitled to indemnification for such expenses which the court shall deem proper.

Section 3.  To the extent that an officer of the corporation or person serving at the request of the corporation as a director or officer of another corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article VI or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Section 4.  Any indemnification under Sections 1 and 2 of this Article VI (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer or person serving at the request of the corporation as a director or officer of another corporation is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article VI. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

Section 5.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the officer or person serving at the request of the corporation as a director or officer of another corporation to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized in this Article VI.

Section 6.  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in other capacity while holding such office.

Section 7.  The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was an officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.

Section 8.  For purposes of this Article VI, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors and officers so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director or officer of another corporation shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 9.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an officer, employee or person serving at the request of the corporation as a director or officer of another corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 10.  This Article VI may be amended or repealed only by the affirmative vote of the holders of a majority of the Voting Stock; provided that no such amendment or repeal shall adversely affect any right to indemnification for any act or omission of any person referred to in Section 1 and 2 of this Article VI which occurred or allegedly occurred prior to the effective date of such amendment or repeal.

Section 11.  ~~if~~ If in any action, suit or other proceeding or investigation, a Director of the corporation is held not liable for monetary damages because that Director is relieved of personal liability under Article NINTH of the Certificate of Incorporation or otherwise, the Director shall be deemed to have met the standards of conduct set forth above and to be entitled to indemnification as provided above.

ARTICLE VII

CERTIFICATES OF STOCK

Section 1.  Form.  Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, (1) the president or a vice-president and (2) the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him or her in the corporation. Where a certificate is signed (1) by a transfer agent or an assistant transfer agent other than the corporation or its employee or (2) by a registrar, other than the corporation or its employee, the signature of any such president, vice-president, treasurer, assistant treasurer, secretary, or assistant secretary may be facsimile. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the corporation.

Section 2.  Lost Certificates.  The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 3.  Fixing a Record Date.  Except as otherwise provided by law or the Certificate of Incorporation, the Board of Directors may fix in advance a date, not more than sixty nor less than ten days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining any consent, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of capital stock, or to give such consent, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid. If no record date is fixed, the time for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The time for determining stockholders for any other purpose shall be at the close of business on the date on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4.  Registered Stockholders.  The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of the other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

ARTICLE VIII

GENERAL PROVISIONS

Section 1.  Dividends.  Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think in the best interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 2.  Checks.  All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3.  Fiscal Year.  The fiscal year of the corporation shall be the period ending December 31 of each year or as otherwise fixed by resolution of the Board of Directors.

Section 4.  Seal.  The seal of the corporation shall be in the form of a circle and shall have inscribed thereon the name of the corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 5.  Securities Owned By Corporation.  Voting securities in any other corporation held by the corporation shall be voted by the president, treasurer or any vice president, unless the Board of Directors specifically confers authority to vote with respect thereto, which may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 6.  Conflict of Interest.  No contract or transaction between the corporation and one or more of its Directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the board of or committee thereof which authorized the contract or transaction, or solely because the votes of the Director or officer are counted for such purpose, provided that the material facts as to the relationship or interest of the Director or officer and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum or provided that the contract or transaction is otherwise authorized in accordance with the laws of Delaware. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transactions.

ARTICLE IX

AMENDMENTS

Subject to the provisions of the Certificate of Incorporation, these By-Laws may be amended or repealed at any regular meeting of the stockholders or at any special meeting thereof duly called for that purpose by a majority vote of the shares represented and entitled to vote at such meeting provided that in the notice of such special meeting notice of such purpose shall be given. Subject to the laws of the State of Delaware, the Certificate of Incorporation and these By-Laws, the Board of Directors may by majority vote of those present at any meeting at which a quorum is present amend or repeal these By-Laws, or adopt such other By-Laws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation.

PROXY

BOSTON SCIENTIFIC CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors

     The undersigned hereby appoints PETE M. NICHOLAS, PAUL W. SANDMAN, LAWRENCE J. KNOPF and KRISTIN S. CAPLICE, each of them acting solely, as proxies, with full power of substitution and with all powers the undersigned would possess if personally present, to represent and vote, as designated hereon, all of the shares of common stock of Boston Scientific Corporation (the “Company”), par value $.01 per share, and if applicable, hereby directs the trustees and fiduciaries of the employee benefit plans shown on the reverse side hereof to vote all of the shares of common stock allocated to the account of the undersigned, which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at the Bank of America Northeast Training and Conference Center, 100 Federal Street, Boston, Massachusetts on Tuesday, May 8, 2007, at 10:00 A.M. (Eastern Time), and at any adjournment or postponement thereof.

     THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN AND ACKNOWLEDGES RECEIPT OF THE NOTICE OF AND PROXY STATEMENT FOR THE ANNUAL MEETING.

     THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3 AND 5 and “AGAINST” PROPOSAL 4.

(Please sign and date on reverse side and return promptly in the enclosed envelope)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3 and 5 AND A VOTE “AGAINST” PROPOSAL 4.

Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

1.	Election of Directors

Nominees:

(01) Ursula M. Burns;
(02) Marye Anne Fox, Ph.D.;
(03) N. J. Nicholas, Jr.; and
(04) John E. Pepper

FOR ALL	WITHHOLD
NOMINEES	FROM ALL NOMINEES
☐	☐

For all nominees, except as noted below:
☐	(Print name of nominee(s) in the space provided below).

		FOR	AGAINST	ABSTAIN
2.	To amend the Certificate of Incorporation and Bylaws to declassify Board of Directors	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	To amend the Certificate of Incorporation and Bylaws to increase the maximum size of the Board of Directors from 15 to 20 directors	☐	☐	☐

		FOR	AGAINST	ABSTAIN
4.	To approve a stock option exchange program for Boston Scientific employees (other than executive officers)	☐	☐	☐

		FOR	AGAINST	ABSTAIN
5.	To require executives to meet specified stock retention guidelines	☐	☐	☐

		FOR	AGAINST	ABSTAIN
6.	Ratification of Ernst & Young LLP as independent auditors	☐	☐	☐

		FOR	AGAINST	ABSTAIN
7.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof	☐	☐	☐

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.melloninvestor.com/isd where step-by-step instructions will prompt you through enrollment.
MARK HERE IF YOU PLAN TO ATTEND THE MEETING	☐

Signature	Signature	Date

Sign exactly as your name appears on this Proxy. If the shares are registered in the names of two or more persons, each person should sign. Executors, administrators, trustees, partners, custodians, guardians, attorneys and corporate officers, please add your full title(s).

▲ FOLD AND DETACH HERE ▲

Electronic Proxy Materials

An electronic version of the Notice of Annual Meeting and Proxy Statement with respect to the Boston Scientific
Corporation Annual Meeting of Stockholders to be held on May 8, 2007, is also available at www.bostonscientific.com by selecting SEC Filings from the Investor Relations section of our website and at www.proxyvoting.com/bsx.

Vote by Internet or Telephone or Mail

24 Hours a Day, 7 Days a Week

Internet and telephone voting is available through 11:59 PM Eastern Time, May 7, 2007

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet http://www.proxyvoting.com/bsx		Telephone 1-866-540-5760		Mail Mark, sign and date
Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	OR	your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.